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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         THERMALTEC INTERNATIONAL, CORP.
                 (Name of small business issuer in its charter)

       Delaware                                           11-7255619
(State or jurisdiction of                   (I.R.S. Employer Identification No.)
incorporation or organization)

68A Lamar Street, W. Babylon, New York                     11704
(Address of principal executive offices)                 (Zip Code)


Issuer's telephone number, (631) 643 - 2285

Securities to be registered under Section 12(b) of the Act:


-----------------------------------     --------------------------------

-----------------------------------     --------------------------------

Securities to be registered under 12(g) of the Act:


          Title of each class                   Name of each exchange on which
          to be so registered                   each class is to be registered

Common Shares par value $.OO1                            OTC:BB
------------------------------------------------------------------------------
                             (Title of Class)



------------------------------------------------------------------------------
                             (Title of Class)




POTENTIAL PER5ONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID 0MB CONTROL NUMBER.

                         THERMALTEC INTERNATIONAL, CORP.

                                TABLE OF CONTENTS

Description of Business.......................................................3

Management Discussion and Plan of Operations..................................5

Management Analysis of Condition.............................................15

Principal Shareholders.......................................................19

Management...................................................................20

Certain Transactions.........................................................22

Description of Securities and Market for Common Equity
    And Related Shareholder Matters..........................................22

Dividend Policy..............................................................24

Stock Transfer Agent.........................................................24

Legal Matters................................................................25

Index to Financial Statements...............................................F-1

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                            DESCRIPTION OF BUSINESS

General

     Thermaltec International was incorporated in November, 1994 under the laws of the State of Delaware. It is engaged in the thermal spray coating industry and its primary business objective to establish and support thermal spray coating shops throughout Latin America. The company is filing this Form 10-SB to be relisted on the OTC:BB. The company was delisted on April 19, 2000 for failure to file a timely Form 10-SB. The inability to timely file was the result of the company's prior merger activity where it was engaged in an S4 Registration which precluded a Form 10-SB filing. That prior merger was unsuccessful and ended on December 15, 1999.

     Thermal spraying is a technology used by Thermaltec International to coat a substrate (surface) with various materials such as metals, alloys, carbides, ceramics, and some plastics. The coating material utilized depends upon the requirements of each specific application.

     The coatings utilized by Thermaltec International are produced from materials in the form of either wire or powder. The material is melted in a flame or heat source, and projected onto a substrate by a mixture of air flammable gases to form the coating. The air, flammable gases and coating are brought together in a flame in the nozzle of the gun where the coating is melted and sprayed forward onto the surface to be coated. The gases and molten coating are cooled by the surface and the coating adheres to the surface.

     Thermal spray coating technology can be utilized in any situation in which metal surfaces are worn from use or exposed to erosion or corrosion. A few of the most common applications include the rebuilding of mechanical parts, the protection of pipes (inside and outside) from corrosion, and the repair of crankshafts, turbine blades and pumps.

     Thermal spraying is a generic term used to describe a number of different technologies. Each sub-technology shares a common element in that molten or semi-molten metal particles are propelled onto a substrate where they adhere to form a coating. Each sub-technology involves trade-offs among coating quality, deposition rates, and cost. Each of the thermal spray technologies is discussed in greater detail below.

     Thermal spray technology is a subset of materials science and surface coating engineering. Using thermal spray, technicians can apply a thick or thin metal or ceramic coating on top of a

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metal substrate. The coating is bonded strongly to the substrate, because the process projects molten particles onto the targeted surface at high-sometimes hypersonic-velocities. The coatings are thus applied with a combination of thermal and kinetic energies.

     Since it is usually only the exposed surface of parts that are subjected to stresses such as wear, erosion, or corrosion, it is possible using this technology to economically protect such surfaces. The required protection can be provided with thin coatings, using relatively little material. As a result, high performance coatings and even exotic materials can be utilized at limited cost.

     The thermal spray process is widely used to solve corrosion and wear problems in Europe, North America and Japan. Estimated sales are $1,800,000,000
- $2,000,000,000 per year for just North America as published in the "Thermal Spray" Gorham Report for 1999. Estimates for Japan and Europe are not available in that report. The Gorham Report is published by Gorham Advanced Materials Inc., 209 Mosherd St..,Gorham, Maine 04038. It can be purchased for $1,000 from Gorham.

COMPANY SPECIFIC

     The Company develops its business primarily by training a sales force of mechanical or metallurgical engineers, and have them call on leading industrial companies in the countries where its thermal spray shops are located. At the present time, Costa Rica is the company's main prototype installation, New York is a smaller prototype. In Costa Rica, Thermaltec International does business with over 300 customers. A typical method of operation would have an engineer call on a customer who uses industrial machinery. Industrial equipment is subject to wear. Thermaltec International's engineers would assess the wear problem, and recommend a thermal spray solution. If needed, the worn part would be taken out of service, and shipped to the thermal spray shop. A coating designed to solve the problem would be applied, and then the part would be ground or machined to original specification and returned to the customer. Often a 24 hour turnaround can be achieved. The Company maintains a full complement of coating devices, and metal working finishing equipment.

     The use of this service has value to third world industries because: (1) the repair is generally cheaper than the cost of a new part, and the turnaround of the refurbished part is much quicker than reordering a new one. (2) Downtime of the customers' equipment is minimized. (3) The inventory of customers' spare replacement parts can be minimized by the accessibility to the thermal spray process. Pricing usually targets at 40% to 50% the cost of buying a new part. Prices above and below that target are influenced by need for quick turnaround.

     The company operates in two locations. The New York location has a full complement of spray equipment, but very little machining and finishing equipment. Thus a full demonstration in the New York

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location of the complete thermal spray process is not as effective as in Costa
Rica. In Costa Rica, a true prototype demonstrating all facets of the process from spraying and machine finishing is in place. Also, there are more trained personnel in sales, engineering and administration all of whom are Costa Rican citizens. This, the Costa Rican "Prototype" is a better analog of what to expect in all phases of thermal spraying than is the New York location.

     It is the Compnay's intent to continue to add resources to the Costa Rican location.

                  MANAGEMENT DISCUSSION AND PLAN OF OPERATIONS

     The Company's goals are the development of facilities for thermal spray coating, machine overhaul and other business enterprises in North America and Central America.

     The two business operations are the machine overhaul business of Thermaltec de Costa Rica, S.A. (TCR) and the operation at West Babylon, New York. Based on its experience the company believes, but cannot prove that TCR is one of the leading thermal spray companies in Central America. It is fully operational and is staffed with metallurgists and machinists; it has developed a customer base of over 300 industrial firms. Market acceptance is excellent and continues to improve. The Company in Costa Rica is not profitable at this time.

     The West Babylon operation of TTI has developed thermal spray alternative technology to chrome plating technology. The latter is a toxic process not connected with the thermal spray process; TTI developed equipment, processes and operating parameters for the application of coatings superior to chrome plating without any of the environmental pollution problems of the chrome plating process.

     The business in New York has also revolved around highway bridge corrosion. The Company cannot compete in the U.S. because larger and better-financed competitors are receiving contracts for this business. These competitors include the following:

       Corrosion Restoration Technologies           Zenith Company
       612 N. Orange Ave.                           104 Fourth Street
       Jupiter, Fl  33458                           Pittsburg, PA  15215

       Erie Maintenance, Inc.                       Erie Interstate Contractors
       999 Rein Rd.                                 5428 Genesse St.
       Cheektowaga, NY  14225                       Lancaster, NY  14086

       National Thermal Spray & Sandblasting        Atlas Co.
       10 Dunton Ave.                               127 Skillen St.
       Deer Park, NY  11729                         Buffalo, NY  14207

       Amstar of Western NY, Inc.
       4246 Union Rd., Suite 209
       Cheektowaga, NY 14225

     We are an approved vendor by NYS Department of Transportation (See Exhibit 10.7) and if we receive a coating contract, that contract is monitored daily by NYS inspectors. In Costa Rica, all our work is by purchase order and is subject to periodic plant inspections by government safety and emission inspectors.

     The Company does not conduct research and development. It restricts itself to the application of existing technology. The cost of applying existing technology is recorded in cost of goods sold.

     As part of its specifications for thermal spraying New York State has adopted specifications established by the Society of Protective Coatings (SSPC) and The American Society for Testing and Materials (ASTM). (See Exhibit 10.4).

     The Company cannot independently prove that the thermal spraying process is superior to any other process for bridge protection. The Company has no knowledge of the procedures employed by SSPC and ASTM in establishing their specifications relating to many of the aspects of the thermal spraying process necessary for achieving a successful result. The Company is of the view that the fact that New York State adopted these specifications suggests that thermal spraying is effective, but is not proof that thermal spraying is a better process than any other. Thermaltec has no unique patent rights to the technology, but has "know-how" engineered into its spray guns allowing for faster than conventional spray rates. Conventional spray rates would be 35 pounds per hour, our equipment can spray twice as fast. Because we are a small company, unless we can partner with a much larger company we would not get the major share of the work that our missionary work has made possible.

     The Company has found itself unable to acquire contracts for the coatings of bridges. We now act as technical consultants and suppliers of equipment to those firms who have been awarded such coating contracts. The Company is not actively pursuing additional work in the large ticket corrosion protection field, instead placing its emphasis on broadening its customer base in the US by acquiring High Velocity and through High Velocity sell to the corrosion market its spray gun technology.

GOVERNMENT REGULATIONS

The Company, both in Latin America and in the U.S., is subject to Workers' Compensation and Safety Laws. Thermaltec has all necessary licenses from all governmental agencies to conduct business in both the US and Costa Rica. It has not had any warnings or citations for any violations. To the best of its knowledge, the Company complies with all emissions regulations and waste removal regulations. The Company believes its only exposure would be in the area of Workers' Compensation claims for which it is insured. The Company doesn't reserve for environmental problems because of its history of not having such problems. Thermaltec has not had any environmental citation or violation of any environmental law at any time in both the United States and Costa Rica. The thermal spray equipment used in the process is not harmful to the environment because such contains equipment environmental protection elements such as filters and scrubbers. The cost of compliance is not material to the Company. The cost of compliance is embedded in the cost of the equipment itself, and is paid for when purchased.

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Planned Mergers:

     On the following dates, the company entered into nonbonding Letters of Intent with the following companies to explore the possibility of acquisitions:

Edge Management, Inc. - 1/29/00

High Velocity Technology - 2/3/00

Viaplex Communications, Inc. - 2/4/00

     As of the present time, the company has ended negotiations with Edge Management and announced termination of any proposed business combination. We did so on the belief that the financial problems at Edge Management were too large for Thermaltec to manage. The company has also decided after due diligence not to acquire Viaplex Communications, but will engage Viaplex to do Internet programming for the company. The company did acquire High Velocity Technology, Inc. on May 19, 2000. A possible investment in Ix Partners was formally ended on December 14, 2000. This investment would have been made only if the Edge Management acquisition was consummated. (See Exhibit 10.8)

     On May 19, 2000 the Company acquired all of the assets and liabilities of High Velocity Technology, Inc. by merging it into Panama Industries Ltd., a wholly-owned subsidiary of Thermaltec International, in a tax-free reorganization qualifying under Section 368(a)(1)(A) of the Internal Revenue Code. The President and sole shareholder of High Velocity, Robert J. Lalumiere received in exchange for all of his stock in High Velocity 250,000 shares of the Company's common stock and $90,000, $40,000 of which was paid at closing with $15,000 paid in October 2000 and the balance of $35,000 still outstanding. Mr. Lalumiere entered into an employment agreement, whereby he became the President and Chief Executive Officer of Panama. The assets of High Velocity consisted primarily of the machinery and equipment necessary to operate the thermal spray equipment manufacturing business. The equipment manufactured and sold are (1) a high velocity wire and powder torch, and (2) an EAS-WD ARC wire system. It had over 50 customers and had sales of approximately $500,000 in 1999. Its business was continued by Panama and integrated into Panama's operations.

     High Velocity is a manufacturer of thermal spray equipment and a distributor of thermal spray supplies. As such, it is part of the thermal spray business that supplies coating service shops such as the Company's shop in Costa Rica. The company believes that its location in Costa Rica can serve as a launching pad for promoting equipment and supplies in addition to promoting its concept of thermal spray shops. In effect, the company can sell a prospective thermal spray shop owner high velocity equipment and supplies along with its own coating service expertise.

     In addition, the company hopes to promote the high velocity equipment technology to companies in the United States and Europe as a separate profit center.

     On December 11, 1998 -Thermaltec International, Corp. announced that it had entered into a Letter of Intent with Solar Communications Group, Inc. (SCG) of Millville, NJ for the merger of Solar

Communications into TTI. The specific details of the merger and its timing were released by SCG on Monday, Dec. 14. It had been anticipated that, at the effective time of the merger, the shareholders of Solar Communications would receive 67,500,000 shares of the common stock of TTI representing approximately 96% of the outstanding shares of TTI common stock.

     Solar Communications and Camanco are the same entity. The confusion arose because during the preceeding (S-4) filing, Solar was notified by an outside company that its name violated a Trade Mark. Solar was then forced to change its name. Camanco was a corporation owned by the principal in Solar, James Rossi, who opted to use Camanco.

     Prior to the merger, TTI would take all necessary steps to transfer all of its assets, ongoing business activities and liabilities to Panama Industries, Ltd. A wholly owned subsidiary of TTI except for a minimal amount of cash and certain net operating loss tax carry forwards. After the merger, TTI would conduct the business formerly conducted by SCG, in the name of panama Industries, Ltd. The stockholders of TTI (as of the date of May 28, 1999) would receive one share of Panama Industries, Ltd. in addition to each share held in TTI.

     Consummation of the merger would have been subject to a number of conditions, including without limitation the completion of customary due diligence, the receipt of all necessary governmental, regulatory, shareholder and third party approvals, and the registration of the shares of TTI common stock pursuant to a registration statement filed under Form S-4 of the Securities Act of 1933, as amended, to be issued in conjunction with the merger and all appropriate state regulatory authorities.

     SCG, which is privately owned, was formed in 1996 to provide quality communications alternatives to the business community. TTI is a metallurgical engineering company specializing in the development of new solutions for the prevention of surface wear on industrial equipment.

     On December 13, 1999 TTI received notice from the Securities and Exchange Commission that it would be obligated to register the shares of its Panama Industries, Ltd. (Panama) spin off under the Securities Act of 1933. The Panama spin off would have resulted from the proposed merger of TTI and Camanco Communications, Inc. (formerly Solar Communications, Inc.). On December 9, 1999, TTI requested that Camanco grant it a 45 day extension from December 31, 1999 to February 15, 2000 to enable TTI to register the Panama shares.

     Although TTI could not be assured that the registration would be completed by February 15, 2000, since most of the information for Panama registration was available as part of the TTI/Camanco merger process, TTI felt that this was a reasonable expectation. TTI agreed that both parties put in a strong effort to complete this merger, for its part TTI wanted to continue and complete the merger process. As Camanco indicated in their press release of December 13, 1999, they exercised their right to terminate on December 31, 1999. TTI strongly regrets that Camanco did not grant the requested extension.

Specific Technologies of Thermal Spraying

Wire Flame Spraying

     Coating material in wire form is fed into an oxygen-fuel gas combustion flame, melted, and then atomized and projected by compressed air onto a prepared substrate (the object to be sprayed upon). This is the oldest of the thermal spray processes used in industry today. This process, because of the inherent nature of the gases used, achieves a relatively low velocity flame with a temperature maximum of 55000 F. The process is simple to use and is employed heavily in industry for rebuilding lightly worn surfaces, anticorrosion and mild wear resistant application.

Powder Flame Spraying

     Coating material in powder form is fed into an oxygen-fuel combustion flame, melted, and projected by the gas stream onto a prepared substrate. The key difference between this and wire flame spraying is that the coating material is a powder; the powder form lends itself to a greater variety of formulations.

Electric Arc Spraying

     Coating material in wire form is electrically charged when two wires are brought together and an arc is struck between them. Compressed air atomizes the molten material and projects it onto a prepared substrate. This process allows for higher deposition rates, and higher quality coatings than traditional flame spraying.

Plasma Spraying

     Coating material in powder form is fed into a heat source created by using a high intensity electric arc, which disassociates and ionizes into a plasma gas, either of hydrogen or nitrogen. The plasma gas is used as a carrier to transfer the heat available in the arc to the particles of material being sprayed. The melted particles are projected at high velocity by the plasma gas stream onto a prepared substrate. The plasma process was developed in the late 1950's and was a technological development that allowed tremendous growth in the thermal coatings industry. Because of the high temperatures involved, virtually any material can be sprayed, and the high temperatures produce good coatings. Plasma spraying is currently utilized by industry and in particular, the aerospace industry.

HVOF (High Velocity Oxygen/Fuel)--HVAF (High Velocity Air/Kerosene)

     Coating material is fed into a mini rocket chamber and mixed with either air and kerosene (HVAF) or oxygen and propane (HVOF). A high velocity combustion flame, melts, and then projects the material onto a prepared substrate. This process was developed in the mid-1980's and is the latest development in thermal spray technology. The extremely high particle velocity (4000' per second) achieved in this process causes the particles to flatten upon impact with the substrate, resulting in high density, high bond strength coatings that are essentially stress free and of very low porosity.

     The Company in its Costa Rican operation utilizes all of the following processes: wire flame spraying, powder flame spraying, electric arc spraying, plasma spraying, high velocity oxygen/fuel, and high velocity air/kerosene. In New York, the Company uses wire flame spraying, powder flame spraying and high velocity air/kerosene.

Industries Using Thermal Sprayed Coatings

Industry                   Key Applications
--------                   ----------------

Chemical Processing Solving corrosion problems in processing equipment.

Textiles                 Used on mill components such as guides and pins.

Medical/Dental           Titanium and hydroxyapatite coatings on medical and
                         dental implants to prolong life and reliability.

Ironand Steel making     Rolls, conveyors, thermal barriers.

Electronics              Dielectric coatings and coatings on recording heads to
                         improve quality and prolong life.

Agricultural             A wide variety of erosion and corrosion resistant
                         coatings for machine parts.

Aerospace                Wear resistant and thermal barrier coatings for the
                         operating parts of turbojet engines.

Automotive               Wear resistant coatings for cylinders and transmission
                         parts. Corrosion resistant coatings, oxygen sensor coatings to regulate fuel air flow.

Railroad                 Traction motors.


There are over 4,000 different industrial applications for thermal coatings.

Some Other Industrial Uses Are Found In:

     The Petrochemical industries, pumps, paper and pulp manufacturing, power plants, electric motor repair, food handling, and diesel engines.

Plan of Expansion Overseas

     The company does not plan to expand its business in Latin America until its Costa Rican facility is profitable. There can be no assurance that the Costa Rican facility will ever be profitable. It is the Company's intention to staff and support ANY Latin American expansion through Costa Rica. Engineers, accountants, and marketing personnel for any foreign location would be trained in Costa Rica. It is important that the Costa Rican operation be a model site in equipment, technology, and marketing, and administration in order to serve as a demonstration site to prospective customers in other countries if the company does expand to other countries. The company cannot guarantee that it will reach this state, because it may not raise adequate monies to fund the operation in the way necessary to produce profits.

     The company is optimistic but cannot prove that its profitability target will be met somewhere within the next 12 months. The first reason for optimism was the appointing of a new general manager from the U.S. to oversee operations on a daily basis. Prior to this the company managed its Costa Rican operation at long distance and with an inability to provide strong management because of a lack of money, and distractions of the Camanco merger. All practices and personnel not consistent with profitability were terminated. The company has reduced the costs of running of the Costa Rican company to $12,000 per month. The company needs $15,000 per month of sales to breakeven. Last year the sales were over $15,000 per month, but the cost was $17,000 a month. After the reorganization this year, sales slowed to below the level of $10,000 per month. For the immediate future, our objective will be to attempt to reach a breakeven condition.

     In the opinion of the company's management, there is a need for thermal spray technology in developing countries. Such countries typically lack a developed industrial infrastructure, and due to economic considerations, capital equipment is used for relatively extended periods of time, and needs to be refurbished from time to time. The Company believes, South American, Asian, and other developing areas are suited for the company's stand-alone thermal spray shop concept.

     When and if the company is in a positive cash position to expand its operation in Latin America, the preferred method of expansion would be to purchase a small machine or metal working shop in a key industrial city. The company would then have a base of established local customers to promote to when introducing thermal spraying. The company would deploy thermal spraying equipment and supplies to the new location. The company would send personnel from its Costa Rican facility to assist the launching of the thermal spraying process at a new facility. The method of operation would be identical with that of the Costa Rican location from that point on. The estimate for the purchase of an existing machine shop, and adding a thermal spraying capability to it would be approximately $250,000 per location. There can be no assurance that the requisite financing for funding new locations will be available to the company, and if so, on terms that would allow the company to make a profit.

     The company does not intend to start new shops from the ground up as it did in Costa Rica. It did so in Costa Rica to gain experience in all areas of the business in order to select the optimum method of expansion. The Company's single location in San Jose Costa Rica covers all current thermal spray activities generated in Costa Rica. At the present time the following new activities have been undertaken in Costa Rica:

The company instituted a perpetual inventory system and cost accounting controls in November 2000. The company is newly concentrating on the following industries: paper, printing, palm oil, and pharmaceuticals. These industries have a high volume of repetitive parts, which may require our services.

As of December 1, 2000, the company stationed an engineer on the premises of a large paper company to provide Teflon coating engineering services. This is in the early development stage.

As of December 1, 2000, the company started developmental work with the pharmaceutical industry using Teflon coating for blister wrap machines.

As of December 1, 2000, the company started to repair extrusion screws for the palm oil industry in three plants for two types of oil.

As of November 1, 2000, the company has been providing our services to the printing industry. This is in the preliminary phase.

Supporting these new activities and servicing our existing customers is all the company plans to do for the next 12 months.

There can be no assurance that any of these new activities will be profitable. There can be no assurance that our existing customer base will become profitable with our present resources.

Competition:

     The Company may experience competition from a few different sources. First, the traditional manufacturers of thermal spray equipment and supplies i.e. Sulzer Metco, Westbury, NY, Eutectic Corporation, Flushing, NY, and Praxair Inc., Danbury, Connecticut, etc. Although primarily engaged in selling equipment and supplies, the users of the thermal spray processes may ultimately shift their strategy to become prime users also of the process.

     In further characterizing the competition in thermal spraying, the two largest original equipment manufacturers in the United States are Sulzer Metco and Praxair. Between them they control over 65% of the market share for original equipment in the U.S. Their combined sales in the U.S. are estimated by the Company at over $160 million. The company even with its acquisition of High Velocity Technology will only obtain at best a $1.0 million estimated sales in the next 12 months or less than 1% of the market share. The contract shop business is estimated at $800,000,000 per year with over 200 companies competing in that market. The company would estimate that its contract shop volume would not exceed $400,000 in sales in the next 12 months, or less than 1% of the contract shop market.

     In the Costa Rican market the competition for original equipment is Eutectic Corporation of Flushing, NY. It is expected that they will sell $50,000 worth of equipment and supplies in Costa Rica. The company does not intend to sell any original equipment in Costa Rica for reasons of not wanting to create new contract shop competitors. In the contract shop side of the business the company believes that combined competitive work does not exceed $100,000 per year. Therefore, we estimate that the company has about 60% of the current thermal spray business in Costa Rica.

     Economic trends have caused the manufacturers of equipment and supplies to lose profits to the contractors of the thermal spray process, who, in turn, use such equipment and supplies to apply a coatings service for their customers. Thermaltec International is a contractor. Competition also comes from alternative coating processes such as brazing and welding. The competitors cited are significantly larger than the company, in both money and technical resources. Therefore, as a defensive strategy the company operates in niche markets not currently attractive to larger competitors.

Customers (United States)

For the year ended September 30, 1999 one customer in the corrosion-protection field accounted for 39% of the Company's sales and 63% of its accounts receivable. During the nine months ended June 30, 2000 another customer, the New York State Energy Research and Development Authority (NYSERDA) accounted for 23% of Company sales and 26% of accounts receivable. In order that the Company may reduce reliance on a small number of customers, it has not actively pursued additional work in the large-ticket corrosion-protection field, instead placing its emphasis on broadening its customer base in the United States by acquiring High Velocity Technology.

Revenue Replacement (United States)

During the process of bridge spraying it became necessary to rehabilitate the design of the company's thermal spray torch and related equipment. Through the redesign it became evident that there was considerable room for improvement of the equipment. Thermaltec then decided to commercialize the equipment but realized that it did not have the internal structure to do so.

The acquisition of High Velocity Technologies provided a vehicle to bring the new equipment to the market in an efficient manner through its existing customer and distributor base. The addition of High Velocity has added approximately 50 new customers and three new distributors in Europe, Japan and Australia. A fourth (new distributor) is now under negotiation.

The addition of that firm to the Company's structure will reduce reliance upon any small list of relatively large customers that the Company may have had in the past. The Company may perform additional work for NYSERDA in the future, but it intends to emphasize the expansion of the High Velocity Technology operation as its first priority.

The September 30, 1999 accounts receivable balance includes $90 Thousand from one contract for a bridge coating project; this was collected in March 2000. The June 30, 2000 accounts receivable balance includes $47 Thousand from NYSERDA as well as $93 Thousand acquired from High Velocity Technology. The NYSERDA balance at June 30, 2000 includes $30 Thousand, which represents 10% retainage payable upon completion of the project.

The decreases of sales to the two largest customers estimated at $150,000 annually are being replaced by new revenues from High Velocity estimated at $500,000 annually and is not expected to have an adverse effect on Company liquidity.

The $500,000 annual revenue estimate is based on not increasing the number of new customers to the High Velocity current customer base and by taking a lower sales figure than the average of the previous two years sales of High Velocity. This estimate assumes a steady state of 50 customers, with customer losses being made up by new customers. Any significant expansion of High Velocity revenues would depend on obtaining new financing which may not be forthcoming and/or available on terms that would allow for profitable expansion.

During the year ended September 30, 1999, Costa Rica accounted for 47% of Company sales. During the nine months ended June 30, 2000, Costa Rica accounted for 36% of Company sales. This shift in percentage of total revenues reflects the inclusion of High Velocity Technology's revenues in June 2000. Although there are 300 thermal spray service customers in Costa Rica, there are only 2 significant thermal spray customers in the United States. The acquisition of High Velocity has added over 50 new customers of thermal spray materials and equipment, and revenue of $538,000 for 1999 and $1,149,000 for 1998.

The following is the percent of sales that our largest customers contributed to the company for the following periods (not including High Velocity):

    The % of revenues generated by:
                                                   9/30/99         6/30/2000
    New York State Energy Research                   5%               23%
    And Development Authority (NYSERDA) (US)

    National Power and Light Co.(CR)              less than 1%         0

    La Nacion (CR)                                less than 1%         1%


    The Company's revenue from NYSERDA is generated pursuant to a contract resulting from a formal procurement. The remaining elements of the Company's business is on a per purchase order basis. The NYSERDA contract is being filed as Exhibit 10.6 in this amended filing.

    The following is the actual sales by location, by largest customers or in the case of Costa Rica where there are no significant customers, the total:

    The revenues generated by:
                                                   9/30/99         6/30/2000
    NYSERDA  (US)                                 $ 22,279         $47,626

    Costa Rica (TOTAL)                             191,209          76,794


Intellectual Property

     We have not applied for any patents, trademarks or license as of this time. The Company is not engaged and has not engaged in Research and Development activities.

Suppliers to the Company:

     We anticipate obtaining most of its equipment and coating materials from several separate sources. The loss of any supplier will not have a long term adverse affect on our operations.

Employees:

As of June 30, 2000, the Company had 9 full-time employees in Costa Rica. In the United States, there were 6 full-time employees in High Velocity Technology and 3 employees, of which 2 are part-time at the NY location.

Facilities:

     We presently maintain two locations as stated below. We have other area locations in mind for the future, but have not targeted any other specific location.

USA

     Our executive offices and shop are located at 68A Lamar Street, W. Babylon, NY 11704. Such space consists of 2,000 Sq. Ft. of which 300 Sq. Ft. are devoted to office and 1,700 Sq. Ft. are devoted to the spray shop. The company has just signed a one year lease. The term is July 1, 2000 to June 20, 2001. The monthly amount is $1,100.

San Jose, Costa Rica

     We maintain a wholly owned subsidiary, Thermaltec de Costa Rica, Pavas at 75 Oeste del Liceo, Antiqua Fab Rosago, Ultima - bodega, San Jose, Costa Rica, Telephone 011-506-290-7591. The facility is 8,000 Sq. Ft. with 900 Sq. Ft. set aside for offices and 7,1000 Sq. Ft. is dedicated to spray and machine shop areas. The equipment is owned by the Company. The building and property is not owned, but rented. The lease expires in 2002. There is no renewal after 2002 built into the lease. The lease is for five years, which commenced in January 1997 with a monthly rent of $1,500. Cost of living increases are built into the lease agreement. The location has four large lathes, four medium lathes, three large grinders, three milling machines, four drilling machines and other miscellaneous machine tools, two blast containers, a three-station spray room, 15 thermal spray guns including wire, powder arc, HV, and plasma (previously described) and miscellaneous work handling equipment. The business is subject to minor seasonal variations in Costa Rica. Such variations are influenced by planting and harvesting sugar and coffee with resulting shut down and repair of equipment being cyclical in nature.

                        MANAGEMENT ANALYSIS OF CONDITION

Results of Operations
Nine Months Ending June 2000 vs. June 1999

For the nine months ended June 30, 2000, Thermaltec International had $ 211 thousand of consolidated sales, an increase of 3% from the prior year's comparative period, as the inclusion of $ 71 thousand of sales from High Velocity Technology, Inc.("HVT") for the month of June more than offset the decline in business in Costa Rica. Gross margins were 1 %, a decline from the 29% in the prior year, primarily reflecting $52 thousand of cost overruns and rework at Thermaltec de Costa Rica (TCR). The Company expects that gross margins will improve significantly as improved efficiencies at TCR take effect and as the higher-margin revenues of HVT assume a greater share of total Company revenues. Selling, general and administrative expenses were $853 thousand, $508 thousand more than the prior period, of which $392 thousand was the result of shares issued for services during the period. Of these expenses, $194 thousand were required to bring the Camanco (formerly know as Solar Communications) merger process, begun in 1999 to a conclusion. In addition, the Company incurred $46 thousand in pursuing other mergers. During the comparative period of the prior year, expenses included approximately $51 thousand of administrative and legal costs associated with the planned merger with Camanco Communications. Expenses other than merger costs were $613 thousand during the first nine months, an increase of $319 thousand from the year ago period, as the Company incurred $ 277 thousand of costs in technical training and expansion for its Costa Rican subsidiary and approximately $29 thousand in costs for registration and filing of Form 10-SB. No shares were issued to principals of the registrant for services in connection with the Camanco merger. As stated above, the Company incurred approximately $46 thousand of administrative and legal expenses during the nine months ending June 30, 2000 in pursuing merger discussions and "due diligence" investigation of three acquisition candidates, specifically High Velocity Technologies, Edge Management Inc., and Viaplex Communications. The acquisition of High Velocity was consummated on May 19, 2000 by the exchange of 250 thousand shares of Thermaltec common stock and $100 thousand in cash for all of the assets of High Velocity. The Company chose to withdraw from further negotiations with Edge Management Inc. and with Viaplex Communications upon completion of the respective due diligence processes.

1999 vs. 1998

     During 1999, sales rose by 48% to $409 thousand, primarily due to the completion of a $161 thousand contract for the anti-corrosion coating of a bridge for the New York State Department of Transportation. In addition, the Company was awarded the second phase of research for the New York State Energy Research & Development Authority. The total amount awarded was $89 thousand, of which $21 thousand was billed during the fiscal year. These sales more than offset a decline in business activity in the Costa Rica market where industrial operations were adversely affected by heavy rains and widespread flooding. Gross profit margins were reduced from 44% to 23%, reflecting the shift in sales mix from high-margin industrial repairs to the highly competitive anti-corrosion coating business; the Company expects that average gross profit margins will improve as business conditions in Costa Rica return to normal. General and Administrative expenses rose by 100%, due to the issuance of Company shares for services. The need for these services arose from the substantial work needed to pursue the merger with

Camanco Communications, a New Jersey-based company. On December 11, 1998 the two companies announced their shared intention to merge operations. On December 13, 1999 and after extensive efforts by the Company, Camanco announced that it was withdrawing from the merger. During that period, the Company incurred approximately $450 thousand of expenses for legal, financial and marketing services that were largely a direct consequence of the merger effort. The Company paid for $411 thousand of these expenses with Company shares. No shares were issued to principals of the registrant for services in connection with the Camanco merger.

1998 vs. 1997

     During 1998, sales declined by 38% from the prior years' level to $276 thousand, primarily reflecting the winding down of the first phase of a coatings research project for the New York State Energy Research & Development Authority, (NYSERDA) begun in February 1996. The project called for Thermaltec to develop alternative metallurgical coating processes to chrome plating. The latter process, used for both high-hardness coatings and for decorative purposes, is highly toxic and presents industry with severe problems of air pollution, ground water contamination and toxic waste disposal. Thermaltec's assigned goal was to investigate existing technologies that had a potential for replacing the technology of chrome plating and to work with technology partners to develop new equipment and operating parameters. Phase I of the project was completed in December of 1997, for a project total of $495 thousand in billings; the second phase of the project, with a total funding of $89 thousand, did not begin until March 1999, resulting in a one year depression in the Company's sales. Offsetting the decline in the United States, revenues in Costa Rica expanded by $78 thousand as that company expanded its penetration of the industrial, agricultural, and power generation markets.

     Operating expenses during 1998 increased by 16% despite the overall decline in sales, as the Company continued to invest in the building of its infrastructure in Costa Rica. The Company continued to carry the expenses of the operations in the Dominican republic and in Puerto Rico until they were terminated in February and May of 1998, respectively. Operating expenses at Thermaltec de Costa Rica were reduced for the year by $17 thousand, reflecting the non-repetition of one-time moving costs in the prior year of the Costa Rican operation to a larger facility.

Liquidity and Financial Resources

     The Company has not yet achieved profitability since its inception in 1994. As a result, it has limited the amount of debt it has raised to cover only the acquisition of assets with reliably predictable benefits, such as production machinery. The Company is of the opinion that the financing necessary to fund market development is more appropriately obtained through the sale of equity. In the long-term, if equity financing were not available the Company would be forced to reduce its level of operations. Short-term financing has relied on bank debt, officer debt and previous equity sales.

Debt outstanding as of June 30, 2000 consists primarily of $19 thousand of a bank note and $181 thousand in equipment financing. Additional liquidity has been provided by shareholder loans as of June 30, 2000 of $212 thousand. Since inception, the Company has raised $2.4 million through the sale of common stock other than stock issued in exchange for services.

     The Company has a deficiency in working capital and has accumulated a significant retained deficit. Despite this, in the opinion of management, the Company remains viable. Its staff in the United States and in Costa Rica has developed considerable expertise in the application of coatings and in developing enhanced techniques and operating parameters. The Company intends through its acquisition of and integration with High Velocity Technology, to combine complementary skills to develop a highly competitive engineering enterprise. Specifically the activity in the corrosion business for bridge protection has been suspended as far as seeking contract work for applying thermal spray coatings on bridges. The company will continue to supply from its High Velocity subsidiary thermal spray equipment to contractors who do apply such coatings. In the United States, the Company will still seek developmental contracts from State agencies in the thermal spray coatings field from its New York location only. The Company maintains resident expertise in contract engineering. The Company has a good record of performance with NYSERDA, therefore, the Company may be in a position to seek another project from this agency. A possible project that the company would undertake would be development of an energy efficient plasma operated spraying device. (See page 9 for explanation of Plasma). Such work would consist of developing a prototype for such a device. Then by means of a series of iterative modifications to the prototype, an optimum design configuration would evolve which maximized the output variable; the number of pounds of ceramic coating deposited per hour. The output variable would be measured against the input variables of gases, electricity and consumed physical parts to obtain an overall spray cost per pound. A lowered cost per pound deposited per hour would be the measurement of success compared to such devices now available on the market. Projects as described are available from NYSERDA, and subject to presenting an acceptable technical and economic design concept, the company may be awarded such project work. The Company would do the developmental work for such a project leaving other organizations to commercialize the project if successful and marketable. The purpose of taking such a project, if available, would be to contribute to offsetting Company overhead. The Company may seek such a project on completion of current work for NYSERDA.

The Company will continue to develop and sell thermal spray equipment through its High Velocity subsidiary, including, but not limited to special equipment developed for the bridge corrosion market. The Company will not undertake in the United States any other activities other than those described above. It will not engage in franchising of any kind of its services or products. The company will continue to depend on its ability to borrow monies from its officers and/or raise new equity monies to maintain current levels of operation. There can be no assurance that such monies would be available when needed. If funds were not available if needed, the Company would reduce operations to balance attainable revenues. The Company intends to operate in Costa Rica as described: "Plan of expansion" page 10 of this document.

     On May 31, 1999, the Company authorized the sale of 1,000,000 shares of common stock to be offered in private transactions of 1,000 Units, representing 1,000 shares per Unit. Each Unit consisted of 1,000 Common shares and 650 B Warrants and 500 C Warrants for the purchase of additional shares of the Company. Such offering was filed with the State of New York Department of Law. The Company utilized an exemption from the registration provisions under Regulation D Rule 504, as amended, and sold in those states which permit the offering to take place. The termination date of the offering was March 31, 2000. The exercise price of the Warrants is $1.50 per B Warrant share and $2.00 per C Warrant share, exercisable commencing one year from the date of the subscription agreement for the B Warrant and two years from the date of the subscription agreement for the C Warrant. The B Warrants will expire March 31, 2002 and the C Warrants will expire March 31, 2003. 999,999 shares were subscribed in the offering. There were 649,350 B Warrants and 499,500 C Warrants subscribed. On April 13, 2000, 999,000 shares were issued.

     The Company's payment terms for its receivables are thirty calendar days after invoicing. At June 30, 2000, there were $47 thousand due from NYSERDA, primarily representing retainage under the terms of the original contracts for Phase I and for Phase II. Upon completion of the project, the remaining balance will be paid by NYSERDA. At September 30, 1999, there were $90 thousand due from National Thermal Spray; this was collected in March, 2000.

Year 2000 Compliance

     The operations of the Company have not been highly vulnerable to disruption due to the "Y2K" problem. The Company replaced its entire computer hardware and accompanying software prior to the end of 1999. At the end of 1999, the Company experienced no difficulties with the "Y2K" problem and, in the opinion of management no cause for further concern exists.

Inflation

     The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Forward-Looking Information

     Certain statements in this document are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. The words "expect"

"anticipate" and similar words or expressions are to identify forward-looking statements. These statements speak only as of the date of the document; those statements are based on current expectations, are inherently uncertain and should be viewed with caution. Actual results may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions and other unanticipated events and conditions. It is not possible to foresee or to identify all such factors. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of June 30, 2000, by (i) each person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") who is known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director of the Company, and (iii) all directors and executive officers as a group. Unless otherwise indicated, all persons listed below have sole voting power and investment power with respect to such shares. Total number of shares originally authorized was 10,000,000 shares of common stock, each of which had a $.0001 per share par value. The corporation had amended its authorized shares to 100,000,000 as a part of the Solar Merger. After the termination of that merger, the company re-amended its certificate back to 10,000,000 shares authorized at $.0001 per share par value.

     Out of a total of 4,078,785 shares of Common Stock which have been issued and are outstanding, as of June 30, 2000 the principal shareholders own 1,381,500 shares of Common Stock as follows:

                                           Shares Beneficially Owned
                                           Number         Percent
                                           ------         -------

    Andrew Mazzone(1)                     931,500           22.8%
    513 Dryden Street
    Westbury, NY 11590

    Laura Klein                           225,000            5.5%
    2 North Broadway
    Apt. 4F
    White Plains, NY 10601

    Kevin Klein                           225,000            5.5%
    52 Webster Ave.
    Apt. 20
    New Rochelle, NY 10801
                                                                         Page 20

    Robert J. Lalumiere                   250,000            6.1%
    P.O. BOX 896
    Enfield, NH  03748

    Directors and Officers as a group   1,181,500 shares    28.9%
                                        ---------           -----

    (1)Director and Officer

     No Principal shareholder owns any securities which can be converted into common stock within sixty days.

     1,425,000 shares were issued to Andrew Mazzone on November 21, 1995; 75,000 shares were issued on the same date to Christopher De Prima. Mr. Mazzone sold, in 1998, 225,000 shares each to Kevin Klein and to Laura Klein in private transactions. Robert J. Lalumiere, President of Panama Industries, Ltd. was issued 250,000 shares pursuant to the acquisition of High Velocity Technologies, Inc. in May 2000.

                                   MANAGEMENT

There is currently one (1) occupied seat on the Board of Directors. The following table sets forth information with respect to the directors and executive officers.

                                                                 DATE SERVICE
  NAME              AGE                   OFFICE                 COMMENCED
  ----              ---                   ------                 ------------
Andrew Mazzone*     59               Chairman, President        December, 1995
                                    /Secretary/Treasurer

*Indicates Board Member

     All directors will hold office until the next annual stockholder's meeting and until their successors have been elected or qualified or until their death, resignation, retirement, removal, or disqualification. Vacancies on the board will be filled by a majority vote of the remaining directors. Officers of the Company serve at the discretion of the Board of Directors.

     The Officers and Directors of the Company are set forth below.

Andrew Mazzone

Chairman, CEO & President

     Mr. Mazzone has been the chairman of the company since its inception. From 1970 until February 15, 1995, Mr. Mazzone was employed by Metco, Westbury, NY, a subsidiary of the Perkin Elmer Corp. The Company was acquired by a foreign holding corporation, which changed the Company's name to Sulzer Metco. Mr. Mazzone, as President, resigned from Sulzer Metco after the acquisition of the Company. Mr. Mazzone did so to pursue his belief that there is an unexploited opportunity in the thermal spray industry to set up industrial thermal spray shops around the world, excluding the areas of Europe and the United States. In this endeavor, he left Sulzer Metco on good terms and with the understanding that his strategy, if successful, would mean even more business for Sulzer Metco Corporation. Sulzer/Metco is one of the largest manufacturers of thermal spray supplies and equipment in the world. Sulzer/Metco primarily supply's contract shops, of which the company is one, equipment, replacement parts and spray materials which are the tools necessary for a contract shop to use in supplying thermal spray coating service. Some of the highlights of Andrew Mazzone's Metco career include positions as Director of Logistics, Director of Sales and Marketing, Director of Manufacturing, Executive Vice President and President. Mr. Mazzone has degrees from Babson College, Babson Park, Massachusetts in finance and an advanced degree in economics, with a specialty in economic history. Mr. Mazzone will devote full time to the efforts of the Company.

Highlight dates of Mr. Mazzone's service with Metco are as follows:

       - Director of Logistics 1984
       - Director of Sales and Marketing 1987
       - Director of Manufacturing 1990
       - Executive Vice President 1991
       - President 1993

Between February 15, 1995 and December 1995, Mr. Mazzone was unemployed and traveling to various countries to search for a starting location for a thermal spray shop.

Other Significant Employees

     The other significant employee is Thomas Gardega, age 46, the General Manager of our Costa Rican facility. Thomas Gardega has been an employee of the company since September 1, 1999. Mr. Gardega brings to the company a vast knowledge in management in the thermal spray coatings industry and the electrical industry. From April 17, 1989 to November 30, 1998, Mr. Gardega was responsible as project manager for all field operations of electrical construction in the State of South Carolina for Basic Electrical, Inc. including purchasing, manpower acquisition, managing field office, project management and scheduling, materials, equipment, permits, and meetings. From November 30, 1998 until joining the company Mr. Gardega had been retired. Mr. Gardega has held a position in the Metco division of Perkin Elmer (a publicly traded company), from 1978 to 1983 as special marketing representative and field service engineer. His function included training, customer support, materials, and applicable processes. From 1984 - April 17, 1989 he was President of National Thermal Spray Inc., a developer and marketer of thermal coating systems. He graduated from Empire State College in New York majoring in business administration.

     Robert J. Lalumiere, age 47, is the President and Chief Executive Officer of Panama Industries. He entered into an employment agreement with the Company in May 2000 at the time of the acquisition of High Velocity Technologies. Mr. Lalumiere has been the President of High Velocity Technologies for the last five years. He also was their Chief Engineer for Product Development.

 Executive Compensation

     No Officer/Director has been compensated with salaries or other form of remuneration except the President, Andrew B. Mazzone who received the following compensation:


                      Capacities in which                                  Aggregate
Name                Remuneration was Received      Period                 Remuneration
--------------------------------------------------------------------------------------
Andrew Mazzone      Chief Engineer, NYSERDA        For the year            $26,202.00
                    Project and Project Manager    ended 9/30/99

                            As Salary
                                                   For the 9 months        $15,510.00
                                                   ended 6/30/00

Director Compensation

     Our director receives no compensation for his services as director.

Director and Officer Insurance

     We are exploring the possibility of obtaining directors and officers ("D & O") liability insurance. We have obtained several premium quotations but have not entered into any contract with any insurance company to provide said coverages. There is no assurance that we will be able to obtain such insurance.

                              CERTAIN TRANSACTIONS

Issuance of Stock:

       On November 21, 1995, the Company issued 1,425,000 common shares to Andrew Mazzone, the Company's founder. On November 21, 1995, the Company issued 75,000 common shares to Christopher De Prima, a promoter and affiliate of the Company. The shares were issued pursuant to Section 4(2) of the Securities and Exchange Act of 1933.

       DESCRIPTION OF SECURITIES AND MARKET FOR COMMON EQUITY AND RELATED
                               SHAREHOLDER MATTERS

General

       We are authorized to issue 10,000,000 shares of Common Stock, at a par value $.0001 per share. As of 6/30/2000 there are 4,078,785 shares of common stock outstanding. The number of shareholders as of 6/30/2000 is 741.

Common Stock

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event we have a liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, when issued in exchange for the consideration set forth in this Prospectus, will be, fully paid and non-assessable.

     There are approximately 1,815,000 shares of Common Stock outstanding that are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act.

PRICE RANGES OF THERMALTEC COMMON STOCK

     The price of Thermaltec shares is difficult to predict. The shares have had a history of going as high as $17. We believe, that the proposed merger with an Internet company, combined with the fact that there is a thin float, gave the stock its volatility. With approximately 1,000,000 shares (est.) in the float, it apparently doesn't take much trading to produce a "bandwagon effect". The company has published limited news releases in its history, specifically 5 during the proposed merger process with Solar, and two subsequent to that. It announces only when it has significant news. The company surmises that investors were gambling on the Internet, not investing in this stock.

     Thermaltec's common stock was quoted on the OTC Bulletin Board under the symbol "THRM". The following table sets forth the range of the high and low bid quotations of the Thermaltec common stock on the OTC Bulletin Board for the periods indicated:

                                High              Low
                                ----              ---
THREE MONTHS ENDED

December 31, 1996          $   1.500           $ 1.245

March 31, 1997                 1.563              .494

June 30, 1997                  1.000              .347

September 30, 1997              .874              .500

December 31, 1997              1.284              .688

March 31, 1998                  .968              .341

June 30, 1998                  1.063              .500

September 30, 1998              .751              .247

December 31, 1998              4.926              .235

March 31, 1999                 5.770             2.509

June 30, 1999                 17.465             6.015

September 30, 1999             8.625             7.625

December 30, 1999                .87               .68

March 31, 2000                 9.125              0.69

The above quotations represent prices between dealers and do not include retail markup, markdown or commission. They do not necessarily represent actual transactions.

     The Company is filing this Form 10SB to be relisted on the OTC:BB. The company was delisted on April 19, 2000 for failure to file a timely 10SB. The inability to timely file was the result of the company's prior merger activity where it was engaged in an S4 Registration which precluded a 10SB filing. That prior merger was unsuccessful and on December 15, 1999.

Thermaltec A Warrants

     As of June 30, 2000, there were 162,400 Thermaltec common stock purchase warrants outstanding held of record by 46 persons. Each warrant entities the registered holder thereof to purchase one share of Thermaltec common stock at a price of $1.00 per share, subject to adjustment in certain circumstances on or before January 31, 2001. Any common stock issued pursuant to the excise of a warrant would be a restricted security. Such shares may not be sold unless registered under the Securities Act of 1933 or sold pursuant to an exemption from registration such as the exemption provided by Rule 144.

Liquidation

     In the event of a liquidation of the Company, all stockholders are entitled to a pro rata distribution after payment of any claims. Warrant holders will not be entitled to liquidation rights, and will not be treated as stockholders prior to the exercise of the warrants.

                                 DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock and anticipate that all future earnings will be retained for development of our business. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions.

                              STOCK TRANSFER AGENT

     Our transfer agent and registrar of the common stock is Manhattan Transfer Registrar Co., P.O. Box 361, Holbrook, NY 11741.

                                  LEGAL MATTERS

     There is no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officer, director or other key personnel. There have been no changes in the company's accountants, or disagreements with its accountants since its inception.

Indemnification of Officer and Director

     At present we have not entered into individual indemnity agreements with our Officer or Director. However, our By-Laws and Certificate of Incorporation provide a blanket indemnification that we shall indemnify, to the fullest extent under Delaware law, our director and officer against certain liabilities incurred with respect to their service in such capabilities. In addition, the Certificate of Incorporation provides that the personal liability of our director and officer and our stockholders for monetary damages will be limited.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our director, officer and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and we will be governed by the final adjudication of such case.

Recent Sales of Unregistered Securitie

On June 30, 1998 the Company commenced an offer by means of a private placement memorandum to sell up to 400,000 units at $1.00 a unit in 1000 unit blocks. Each unit consisted of 1,000 purchasing units, comprise of one common share of the Company and a warrant to buy one common share of the Company for $1, exercisable on or before June 2, 2000. The offering terminated on September 30, 1998 and 272,000 units, or 272 blocks, were purchased. Thereafter, warrants were exercised as follows: 1,000 on December 31, 1998; 9,000 on March 31, 1999; 10,000 on April 30, 1999; 58,200 on May 31, 1999; 30,000 on July 31, 1999; and
1,000 on March 6, 2000.

On February 1, 2000 the Company commenced an offer by means of a private placement memorandum to sell up to 1,000,000 units at $1.00 per unit in 1,000 unit blocks. Each 1,000 unit block consisted of 1,000 shares, 650 B warrants (each B warrant for the purchase of one common share at $1.50 per share, exercisable on and after one year from the completion of the offering and expiring on March 31, 2002) and 500 C warrants (each C warrant for the purchase of one common share at $2.00 per share, exercisable on and after two years from the completion of the offering and expiring on March 31, 2003). The offering terminated on March 31, 2000 and 999,000 units, or 99 blocks, were purchased. The B warrants will be exercisable on April 1, 2001 and the C warrants on April 1, 2002.

Specifically, the class investors who participated in each of the company's offerings of June 30, 1998 and February 1, 2000 consisted entirely of officers and employees of the Company, business associates of the company, and individual persons known to the Company. Family members and friends of family members of Mr. Mazzone were also investors, as were many of the original investors in the Company's first offering in 1995. In a majority of cases, the same investors so described subscribed to both offerings.

There was no underwriter and the Company did not offer any discounts or pay any compensation in connection with either offering. Moreover, in both cases there was not general solicitation or general advertising. Since the Company was not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act, in both instances the offer and sale of securities satisfied the requirements of, and were exempt under, Section 504 of Regulation D under the Securities Act and the applicable $1,000,000 cap was not exceeded. Restrictions on resale were communicated by a legend on the stock certificate and by a letter from the transfer agent.

During the last three years the Company, relying on Section 4(2) of the Securities Act, issued shares for services as follows: 16,001 shares on September 30, 1997; 58,000 shares on July 30, 1998; 72,567 shares on April 30, 1999; 10,000 shares on January 25, 2000; 155,666 shares on February 18, 2000 and 55,000 shares on April 20, 2000.

For the fiscal year ending September 30, 1998 a total of 58,000 shares were issued at a fair market value of $1 a share based on the restrictions on resale as follows: 27,000 shares in consideration for marketing services, 25,000 shares for technical services, 4,000 shares for financial services and 2,000 shares to the registrar.

For the fiscal year ending September 30, 1999 a total of 72,567 shares were issued at an aggregate fair market value of $642,715 based on the restrictions on resale as follows: 35,067 shares in consideration for marketing services at an aggregate value of $326,937; 21,000 for legal services at an aggregate value of $219,188 and 16,500 shares for financial and administrative services at an aggregate value of $96,590.

For the 9 months ending June 30, 2000 a total of 220,667 shares were issued at an aggregate fair market value of $391,837 based on the restrictions on resale as follows: 43,041 shares in consideration for marketing services at an aggregate value of $67,850 and 177,626 shares for administrative services at an aggregate value of $323,987.

The Company on December 2, 1997 issued 90,000 common shares in satisfaction of an outstanding loan of $15,000. After a review of the transaction, it was determined that the exemption under Section 4(2) of the 1933 Act was applicable.

The Company on December 29, 1998 issued 30,000 shares of common stock in exchange for the cancellation of a shareholder loan. After a review of the transaction, it was determined that the exemption under Section 4(2) of the 1933 Act was applicable.

The Company issued 250,000 shares of its stock in acquiring High Velocity Technologies, Inc. in a taxfree reorganization. (See Page 5 of Form 10SB). After a review of the transaction, it was determined that the exemption under Section 4(2) of the 1933 Act was applicable.

I.
                          Index to Financial Statements
              Thermaltec International Corporation and Subsidiaries

                                TABLE OF CONTENTS


                                                                     Page

INDEPENDENT AUDITORS' REPORT.........................................F-2

Consolidated Balance Sheets as of June 30, 2000 and
    September 30, 1999, 1998 and 1997................................F-3

Consolidated Statements of Operations and Comprehensive Income
    for the periods ending June 30, 2000 and
    September 30, 1999, 1998 and 1997................................F-4

Consolidated Statements of Stockholders' Equity for the periods
    Ending June 30, 2000 and September 30, 1999, 1998 and 1997.......F-5

Consolidated Statements of Cash Flow for the periods ending
    June 30, 2000 and September 30, 1999, 1998 and 1997..............F-6

Consolidated Notes to the Financial Statements.......................F-7 - F-13


II.
                         HIGH VELOCITY TECHNOLOGY, INC.
                              FINANCIAL STATEMENTS
                                       AND
                          INDEPENDENT AUDITORS' REPORT
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


Independent Auditors'................................................F-14

Balance Sheest as of December 31, 1999 and 1998......................F-15 - F16

Statements of Operations for the years ended
  December 31, 1999 and 1998.........................................F-17

Statements of Stockholders' Equity for the
   Years ended December 31, 1999 and 1998............................F-18

Statements of Cash Flows for the years ended
   December 31, 1999 and 1998........................................F-19

Notes to Financial Statements........................................F-20 - F-23


III.
                          HIGH VELOCITY TECHNOLOGY, INC
                     INTERIM UNAUDITED FINANCIAL STATEMENTS
                            AS OF MARCH 31, 2000 AND
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999


Unaudited Interim Balance Sheet as of March 31, 2000.................F-24 - F-25

Unaudited Interim Statement of Operation for the three months
      Ended March 31, 2000 and 1999..................................F-26

Unaudited Interim Statement of Shareholder Equity for the
      Three months ended March 31, 2000..............................F-27

Unaudited Interim Statement of Cash Flows for the three
        Months ended March 31, 2000..................................F-28

Notes to Financial Statements........................................F-29 - F-31


IV.
                                   PRO-FORMAS


Unaudited Condensed Pro-Forma Consolidated Statement of
     Operations For the year ending September 30, 1999...............F-32

Unaudited Condensed Pro-Forma Consolidated Statement of Operations
     For the Nine-month Period Ending June 30, 2000..................F-33

Unaudited Pro-Forma Condensed Consolidated
     Financial Statements............................................F-34

           [LETTERHEAD OF CAPRARO, CENTROFRANCHI, KRAMER & CO. P.C.]


                          INDEPENDENT AUDITOR'S REPORT



The Board of Directors of
Thermaltec International Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Thermaltec International Corporation and Subsidiaries as of September 30, 1999, 1998 and 1997 and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermaltec International Corporation and Subsidiaries as of September 30, 1999, 1998 and 1997, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                  /s/ Capraro, Centofranchi, Kramer & Co., P.C. Capraro, Centofranchi, Kramer & Co., P.C.

South Huntington, New York
February 9, 2000, except for note 13,
as to which the date is February 15, 2000

                 Thermaltec International Corp.and Subsidiaries
                           Consolidated Balance Sheets

                                                                                                                           as of
                                                                    as of              as of             as of            6/30/00
                                                                   9/30/97            9/30/98           9/30/99         (unaudited)
                                                                  -----------       -----------       -----------       -----------
Assets
       Current Assets
             Cash and Cash Equivalents                            $     4,792       $     5,604       $   131,278       $   318,080
             Trade Accounts Receivable                                 71,869            61,496           159,448           182,896
             Inventory                                                 30,182            65,088            19,779           124,098
             Prepaid and Other Current Assets                           7,686             9,292             1,492            60,328
                                                                  -----------       -----------       -----------       -----------

             Total Current Assets                                     114,529           141,480           311,997           685,402
                                                                  -----------       -----------       -----------       -----------

       Fixed Assets
             Machinery and Equipment                                  176,121           145,523           185,879           264,883
             Leasehold Improvements                                    51,104            40,120            40,120            40,120
                                                                  -----------       -----------       -----------       -----------

                      Gross Fixed Assets                              227,225           185,643           225,999           305,003
             Less:  Accumulated Depreciation                          (46,284)          (65,926)          (81,749)         (104,348)
                                                                  -----------       -----------       -----------       -----------

             Net Fixed Assets                                         180,941           119,717           144,250           200,655
                                                                  -----------       -----------       -----------       -----------

       Other Assets
             Goodwill, Net                                                                                                  447,016
             Organization Costs, Net of Amortization                   12,193             7,889              --                 809
             Other Assets                                                 339             3,120             5,090             3,513
                                                                  -----------       -----------       -----------       -----------

             Total Other Assets                                        12,532            11,009             5,090           451,338
                                                                  -----------       -----------       -----------       -----------

Total Assets                                                      $   308,002       $   272,206       $   461,337       $ 1,337,395
                                                                  ===========       ===========       ===========       ===========

Liabilities and Stockholders' Equity (Deficit)
       Current Liabilities
             Notes Payable                                        $    42,114       $    44,495       $    25,639       $    92,148
             Vendor Accounts Payable                                   68,067            79,958           176,001           271,154
             Other Liabilities                                         71,513            89,309            37,732           152,993
             Shareholder Loan                                         103,667           105,642           425,904           211,507
                                                                  -----------       -----------       -----------       -----------

       Total Current Liabilities                                      285,361           319,404           665,276           727,802
                                                                  -----------       -----------       -----------       -----------

       Long-Term Liabilities
             Long-Term Debt Less Current Maturities                    40,745            20,764            44,290           107,390
                                                                  -----------       -----------       -----------       -----------

       Total Liabilities                                              326,106           340,168           709,566           835,192
                                                                  -----------       -----------       -----------       -----------


       Common Stock                                                       205               239               261               408
       Additional Paid-In Capital                                     787,796         1,122,762         1,902,407         3,512,848
       Retained Earnings (Deficit)                                   (814,695)       (1,217,379)       (2,175,983)       (3,027,055)
       Accumulated Other Comprehensive Income:
             Foreign Currency Translation Adjsutment                    8,590            26,416            25,086            16,002
                                                                  -----------       -----------       -----------       -----------

       Total Stockholders' Equity (Deficit)                           (18,104)          (67,962)         (248,229)          502,203
                                                                  -----------       -----------       -----------       -----------

Total Liabilities and Stockholders' Equity (Deficit)              $   308,002       $   272,206       $   461,337       $ 1,337,395
                                                                  ===========       ===========       ===========       ===========

          See accompanying notes to consolidated financial statements.

                 Thermaltec International Corp.and Subsidiaries
         Consolidated Statements of Operations and Comprehensive Income

                                                                                                     (Unaudited)
                                                 For the           For the           For the           For the
                                                year ending       year ending       year ending      9 mos ending       9 mos ending
                                                   9/30/97          9/30/98          9/30/99           6/30/99            6/30/00
                                                -----------       -----------       -----------       -----------       -----------
Sales                                           $   442,264       $   275,846       $   408,987       $   204,950       $   211,051

Cost of Sales                                       250,176           154,511           316,257           145,170           209,250
                                                -----------       -----------       -----------       -----------       -----------

Gross Profit                                        192,088           121,335            92,730            59,780             1,801

General and Administrative Expenses                 451,807           524,019         1,051,334           345,382           852,873
                                                -----------       -----------       -----------       -----------       -----------


Net Loss                                           (259,719)         (402,684)         (958,604)         (285,602)         (851,072)
                                                -----------       -----------       -----------       -----------       -----------

Other Comprehensive Income:
    Foreign Currency translation adjustments          8,338            17,826            (1,330)           16,078            (9,084)
                                                -----------       -----------       -----------       -----------       -----------
Total Comprehensive Income (Loss)                 ($251,381)        ($384,858)        ($959,934)        ($269,524)        ($860,156)
                                                ===========       ===========       ===========       ===========       ===========


Basic and Diluted Loss per Share                     ($0.13)           ($0.19)          ($0.38)            ($0.12)           ($0.29)
                                                ===========       ===========       ===========       ===========       ===========

Weighted Average Number of Shares Outstanding     2,046,750         2,105,489         2,490,420         2,455,791         3,017,551
                                                ===========       ===========       ===========       ===========       ===========

          See accompanying notes to consolidated financial statements.

                 Thermaltec International Corp. and Subsidiaries
            Consolidated Statements of Stockholders' Equity (Deficit)
              For the Years Ended September 30, 1997,1998,1999 and
                      the Nine Months Ending June 30, 2000

                                                 Common Stock                                            Accumulated
                                          ---------------------------      Additional      Retained        Other
                                            Number of                       Paid-In        Earnings     Comprehensive
                                             Shares         Amount          Capital        (Deficit)        Income         Total
                                          -----------     -----------     -----------    -----------     -----------    -----------
Beginning Balance                           2,034,750            $203        $771,797      ($554,976)           $252       $217,276
   Net Loss for the
   year ended 9/30/1997                                                                     (259,719)                      (259,719)

   Stock Issued for services during
   the year ended 9/30/97                      16,001               2          15,999                                        16,001

   Other Comprehensive Income:
   Foreign Currency Translation
      Adjustment                                                                                               8,338           8,338
                                          -----------     -----------     -----------    -----------     -----------    -----------

Balance September 30, 1997                  2,050,751             205         787,796       (814,695)          8,590        (18,104)
   Net Loss for the
   year ended 9/30/1998                                                                     (402,684)                      (402,684)

   Stock sold during the year
   ended 9/30/98                              288,600              28         276,972                                       277,000

   Stock issued for services                   58,000               6          57,994                                        58,000

   Other Comprehensive Income:
   Foreign Currency Translation
     Adjustment                                                                                               17,826         17,826
                                          -----------     -----------     -----------    -----------     -----------    -----------

Balance September 30, 1998                  2,397,351             239       1,122,762     (1,217,379)         26,416        (67,962)
   Net Loss for the
   year ended 9/30/99                                                                       (958,604)                      (958,604)

   Stock sold during the year                       0               0               0                                            --
   ended 9/30/99

   Warrants exercised during the year
   ended 9/30/99                              108,200              11         106,938                                       106,949

   Stock issued in lieu of cash repayment
   of shareholder during the year
   ended 9/30/99                               30,000               3          29,997                                        30,000

   Stock issued for services                   72,567               8         642,710                                       642,718

   Other Comprehensive Income:
   Foreign Currency Translation
     Adjustment                                                                                               (1,330)        (1,330)
                                          -----------     -----------     -----------    -----------     -----------    -----------

   Balance September 30, 1999               2,608,118             261       1,902,407     (2,175,983)         25,086       (248,229)

   UNAUDITED
   Net Loss for the
   nine months ending 6/30/00                                                               (851,072)                      (851,072)

   Other Comprehensive Income:
   Foreign Currency Translation Adjustment                                                                    (9,084)        (9,084)

   Stock issued for services, 2/18/00         155,666              16         332,721                                       332,737

   Warrants exercised 3/6/00                    1,000               0           1,000                                         1,000

   Stock sold and issued 4/13/00              834,000              83         833,917                                       834,000

   Stock issued for Other loans 4/14/00       165,000              17         164,984                                       165,000

   Shares issued for services June 2000        65,001               7          59,095                                        59,102

   Shares issued on 6/13/00 for purchase      250,000              25         218,725                                       218,750
     of HVT on 5/19/00

                                          -----------     -----------     -----------    -----------     -----------    -----------
   Balance June 30, 2000                    4,078,785             408       3,512,848     (3,027,055)         16,002        502,203
                                          ===========     ===========     ===========    ===========     ===========    ===========

        See accompanying notes to consolidated financial statements

            Thermaltec International Corp.and Subsidiaries
                 Consolidated Statements of Cash Flow

                                                                                                                (Unaudited)
                                                           For the year   For the year   For the year             For the
                                                                 ending         ending         ending    9 mos ending   9 mos ending
                                                                9/30/97        9/30/98        9/30/99         6/30/99       6/30/00
                                                              ---------    -----------    -----------    --------------------------
Cash Flows from Operating Activities:
      Net Loss                                                ($259,719)     ($402,684)     ($958,604)     ($285,602)     ($851,072)
                                                              ---------    -----------    -----------    --------------------------

      Adjustments to reconcile net loss to net cash used
      in operating activities:
           Depreciation & Amortization                           30,665         34,901         23,712         23,152         22,599
           Common Stock Issued for Services                      16,001         58,000        642,718         77,567        391,837
           Loss on Disposal of Assets                              --           19,680           --            3,375           --
           (Increase) decrease in:
                Receivables                                     (19,183)        10,373        (97,952)       (19,543)       (23,448)
                Inventories                                      23,829         (5,416)        45,309        (29,488)      (104,319)
                Prepaid and other current assets                 (7,686)        (1,606)         7,800          3,680        (58,837)
                Other Assets                                        (25)        (2,781)        (1,970)          (329)           769
                Goodwill                                           --                                                      (447,016)
           Increase (decrease) in:
                Accounts Payable                                 (9,272)        11,891         96,043         26,538         95,153
                Accrued Expenses and Other
                  Current Liabilities                             9,475         58,409        (51,577)        54,785        115,261
                                                              ---------    -----------    -----------    --------------------------

           Total Adjustments                                     43,804        183,451        664,083        139,737         (8,001)
                                                              ---------    -----------    -----------    --------------------------

           Net cash used in operating activities               (215,915)      (219,233)      (294,521)      (145,865)      (859,073)
                                                              ---------    -----------    -----------    --------------------------



Cash Flows from Investing Activities:
      Purchases of Fixed Assets & Leasehold Improvements       (125,502)       (18,543)       (16,857)             0        (79,004)
                                                              ---------    -----------    -----------    --------------------------


Cash Flows from Financing Activities:
      Proceeds from sale of shares net of offering costs           --          277,000        106,949         78,200      1,218,751
      Proceeds of sale of shares not yet issued                    --             --             --             --                0
      Proceeds from issuance of Notes Payable                    15,953           --             --             --             --
      Repayments of Notes Payable                                  --          (17,600)       (18,830)            (6)       129,609
      Net proceeds (repayments) of Shareholder Loans            103,667        (38,638)       350,263        106,522       (214,397)
                                                              ---------    -----------    -----------    --------------------------

Net cash provided by financing activities                       119,620        220,762        438,382        184,716      1,133,963
                                                              ---------    -----------    -----------    --------------------------

Effect of Exchange on Cash                                        8,337         17,826         (1,330)        16,078         (9,084)

Net increase (decrease) in cash and cash equivalents           (213,460)           812        125,674         54,929        186,802

Cash & Cash Equivalents, Beginning of Period                    218,252          4,792          5,604          5,604        131,278
                                                              ---------    -----------    -----------    --------------------------

Cash & Cash Equivalents, End of Period                           $4,792         $5,604       $131,278        $60,533       $318,080
                                                              =========    ===========    ===========    ==========================

                 See accompanying notes to financial statements

                 THERMALTEC INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
             AND FOR THE NINE MONTHS ENDED JUNE 30,2000 (UNAUDITED)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION/REPORTING ENTITIES

     The consolidated financial statements of Thermaltec International Corp. and Subsidiaries (the "Company") include the following entities:

     THERMALTEC INTERNATIONAL CORP.

     Thermaltec International Corp. ("TTI") was incorporated in 1994 under the laws of the state of Delaware. TTI was organized for the purpose of engaging in the sale of thermal sprayed coatings to individual customers in the United States and other countries. TTI also serves as the parent company, which acts as a holding company for its subsidiaries and provides administrative support to the operations of the Company. In May 1999, all operating assets and liabilities of Thermaltec were transferred into Panama Industries.

     THERMALTEC DE COSTA RICA, S.A.

     Thermaltec de Costa Rica, S.A. ("TCR") is a wholly-owned subsidiary located in San Jose, Costa Rica. TCR began operations during fiscal 1995, and provides thermal spray coatings to businesses and individuals throughout Costa Rica.

     METAL COATINGS, INC.

     Metal Coatings, Inc. ("MCI") was a majority-owned subsidiary located in San Juan, Puerto Rico. MCI began significant operations during fiscal 1997, and provided thermal spray coatings to businesses and individuals throughout Puerto Rico. On May 31, 1998 the operations of MCI ceased, and the remaining assets and liabilities were assumed by TTI. No material expenses were associated with the closure.

     THERMALTEC DOMINICAN, S.A.

     Thermaltec Dominicana, S.A. ("TDR") was a majority-owned subsidiary located in Santo Domingo in the Dominican Republic. TDR began significant operations in October 1996 and provided thermal spray coatings, as a market test, to businesses and individuals in the Santo Domingo metropolitan area. In February 1998, the operations of TDR ceased and the assets and liabilities were assumed by TTI. No material expenses were associated with the closure.

     PANAMA INDUSTRIES, LTD.

     Panama Industries is a wholly-owned subsidiary incorporated in March 1998. It was inactive and not part of the consolidated group until May 1999. At that time, all operating assets and liabilities of Thermaltec International were transferred into Panama Industries.

     HIGH VELOCITY TECHNOLOGY, INC.

     High Velocity Technology, Inc. (HVT), located in West Lebanon, NH, is a wholly owned subsidiary of Thermaltec, acquired on May 19, 2000. HVT manufactures and sells equipment and materials used in the thermal spraying industry.

     PRINCIPLES OF CONSOLIDATION

     The consolidated Balance Sheet of the Company as of June 30, 2000 reflects the balances of High Velocity Technology, Inc. (HVT); the Results of Operations for the nine-month period ending June 30, 2000 include the results of HVT for the approximately one month that the business was a wholly owned subsidiary of the Company.

     All material inter-company transactions have been eliminated in the consolidated financial statements.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                 THERMALTEC INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
             AND FOR THE NINE MONTHS ENDED JUNE 30, 2000 (UNAUDITED)

     REVENUE RECOGNITION

     Revenues from contracts which have terms greater than one month and are fixed-price contracts are recognized on the percentage-of-completion method, measured by the percentage of actual cost incurred to date, to the estimated total cost for each contract. On those contracts which are not fixed-price in nature and which contractually require the billing of actual costs and expenses incurred during the period, revenue is recognized as the actual amount invoiced during the period.

     Estimated costs and revenues are based upon engineering estimates of the work performed to date relative to the total work required under the contract. Changes in contract estimates which result in changes in estimated profit are applied to the cumulative work accomplished on the project. The re-calculated gross profit on the contract is applied to the revenues recorded to date for the entire life of the contract; the gross profit for the year is determined by subtracting from the cumulative gross profit the gross profit reported in a prior year. On those projects where a reestimate indicates that a loss on the entire project is likely, the full amount of the loss is recorded, in the period when the likelihood of loss is first identified.

     CASH AND CASH EQUIVALENTS

     For the purpose of the statement of cash flows, the Company includes cash on deposit, money market funds, amounts held by brokers in cash accounts and funds temporarily held in escrow to be cash equivalents.

     ACCOUNTS RECEIVABLE

     Accounts   receivable  have  been  adjusted  for  all  known  uncollectible contracts; an allowance for doubtful contracts has not been provided, as the amount is not considered material.

     INVENTORIES

     Inventories and prepaid supplies consist of various materials and supplies utilized on construction contracts and are valued at the lower of cost (first-in, first-out) or market

     PROPERTY, EQUIPMENT AND DEPRECIATION

     Property and equipment is stated at cost. Major expenditures for property and, those which substantially increase useful lives, are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided by both straight-line and accelerated methods over the estimated useful lives of the assets.

     GOODWILL AND INTANGIBLE ASSETS

     The Company recognizes the excess of purchase price over book value for acquired subsidiaries as Goodwill on the consolidated balance sheet. The Company is amortizing goodwill on a straight-line basis over ten years.

     Organization Costs are being amortized on a straight-line basis over sixty months.

     EARNINGS (LOSS) PER SHARE

     The Company has adopted SFAS No. 128, "Earnings per Share", which requires presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS") by all publicly traded entities, as well as entities that have made a filing or are in the process of filing with a regulatory agency in preparation for the sale of securities in a public market.

     Basic EPS is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of Diluted EPS gives effect to all dilutive potential common shares during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings.

     INCOME TAXES

     The Company has adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes". The Company files a consolidated Federal tax return, which includes all of the subsidiaries. Accordingly,

                 THERMALTEC INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
             AND FOR THE NINE MONTHS ENDED JUNE 30, 2000 (UNAUDITED)

     Federal Income taxes are provided on the taxable income of the consolidated group. State income taxes are provided on a separate company basis, if and when taxable income, after utilizing available carryforward losses, exceeds certain levels.

     DEFERRED INCOME TAXES

     Deferred tax assets arise principally from net operating losses and capital losses available for carryforward against future years' taxable income.

     FOREIGN EXCHANGE

     Thermaltec International and its subsidiary Panama Industries treat the U.S. Dollar as the functional currency: the subsidiary company Thermaltec de Costa Rica uses the Costa Rican currency of Colones as its functional currency. Accordingly, gains and losses resulting from the translation of accounts designated in other than the functional currency are reflected in the determination of net income and have been immaterial.

     RECLASSIFICATIONS

     Certain  accounts  in  the  prior-year   financial   statements  have  been
     reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

     INTERIM FINANCIAL INFORMATION

     The financial information presented for the nine-month period ended June 30, 2000 is unaudited but in the opinion of management, reflects all of the adjustments necessary for a fair presentation of such financial statements. The results of operations for the nine-month period ended June 30, 2000 are not necessarily indicative of the operating results to be expected for the year ended September 30, 2000.

     REPORTING COMPREHENSIVE INCOME

     The Company has adopted Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" for the year ended September 30, 1999; all prior periods have been restated for purposes of comparison. This Statement establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. This statement requires the classification of items of comprehensive income by their nature in a financial statement and the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.

     The Company has a substantial deficiency in working capital and has accumulated a significant shareholders' deficit Despite this, in the opinion of management the Company remains viable. Its staff in the United States and Costa Rica have developed considerable expertise in the application of coatings and in developing enhanced techniques and operating parameters. Since its inception, the Company has raised $2.5 million through the sale of common stock other than stock issued in exchange for services. The Company intends through its acquisition of and integration with High Velocity Technology, to combine complementary skills to develop a highly competitive engineering enterprise.

2.   SUPPLEMENTAL CASH FLOW INFORMATION

                                          For the period ended:
                                             September 30,             June 30,
                                       1997        1998       1999        2000
                                       ----        ----       ----        ----
Cash paid for:
      Interest Expense:              $10,070     $23,695     $33,191     $15,701
      Income Taxes                   $   967     $   959        --          --


     During the year ended September 30, 1999, the Company issued 30,000 shares of stock in lieu of cash repayment of a shareholder loan.

     During the year ended September 30, 1999, the Company had non-cash investing and financing transactions relating to purchases of new equipment totaling $23,500.

     During the nine months ending June 30, 2000, the Company issued 220,667 shares of stock as payment for services.

                 THERMALTEC INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
             AND FOR THE NINE MONTHS ENDED JUNE 30, 2000 (UNAUDITED)


3.   INVENTORY

                                          For the period ended:
                                             September 30,             June 30,
                                       1997        1998        1999       2000
                                       ----        ----        ----       ----

     Inventory consists of the
following:
      Raw Materials                 $ 30,182    $ 28,209    $ 19,779    $121,575
      Machinery held for
            Resale                      --      $ 36,879        --         2,523
                                    --------    --------    --------    --------
          Total Inventory           $ 30,182    $ 65,088    $ 19,779    $124,098


4.   PROPERTY AND EQUIPMENT


     Major classes of property and equipment consist of the following:

                                                                  For the period Ended:
                                      Estimated useful                September 30,             June 30,
                                        Life-years               1997      1998      1999         2000
                                        ----------               ----      ----      ----       --------
     Machinery, equipment and furniture   5-10                 $176,121   $145,523   $185,879   $264,883
     Leasehold improvements               5-31.5                 51,104     40,120     40,120     40,120
                                                               --------   --------   --------   --------
                                                                227,225    185,643    225,999    305,003
     Less accumulated  depreciation and
       amortization                                              46,284     65,926     81,749    104,348
     Net property and equipment                                    --         --         --         --
                                                               $180,941   $119,717   $144,250   $200,655
                                                               ========   ========   ========   ========

     Depreciation for the years ended September 30, 1999, 1998 and 1997 was $15,823 $30,597 and $26,362, respectively. For the nine months ended June 30, 2000, depreciation was $18,843.

5.   GOODWILL

     As a result of the purchase of High Velocity Technology, Inc. on May 19, 2000, the Company has recorded, in consolidation, goodwill of $450,772 less accumulated amortization of $3,756 in the month of June.

6.   LONG TERM DEBT

                                                   For the period Ended:
                                                       September 30,               June 30,
                                                  1997      1998      1999         2000
                                                  ----      ----      ----         ----

     Line of credit -- bank, $25,000
     available, payable on demand.
     In September 1999, this was converted
     into a term loan                             $ 24,977   $ 24,977   $      0   $      0

     Note payable -- bank, due in monthly
     installments of $687 plus interest at
     prime plus 3%, expiring September, 2002.
     This note is secured by substantially all
     of the Company's assets                             0          0     24,749     18,562

     Various equipment notes with terms
     expiring December, 1999 through September,
     2003. The loans provide for monthly
     payments of principal and interest.
     Interest rates range from 15-18%.              57,882     40,282     45,180    180,976
                                                  --------   --------   --------   --------
                                                    82,859     65,259     69,929    199,538


       Less current maturities                      42,114     44,495     25,639     92,148
                                                  --------   --------   --------   --------


       Long term debt                             $ 40,745   $ 20,764   $ 44,290   $107,390
                                                  ========   ========   ========   ========


7.   SHAREHOLDER LOAN

     This amount represents the total due to certain shareholders of $425,904, $105,642, and $103,667 as of September 30, 1999, 1998 and 1997,
     respectively. At June 30, 2000, the total due was $211,507. This loan has no maturity and bears no interest.

                 THERMALTEC INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
             AND FOR THE NINE MONTHS ENDED JUNE 30, 2000 (UNAUDITED)

8.   SALES TO MAJOR CUSTOMERS

     For the year ending September 30, 1999, one customer accounted for 39% of the Company's sales and 63% of accounts receivable. For the year ending September 30, 1998, one customer accounted for 10% of the Company's sales and 7% of accounts receivable. For the year ending September 30, 1997, one customer accounted for 32% of sales and 47% of the Company's accounts receivable balance. During the nine months ended June 30, 2000, one customer accounted for 23% of sales and 26 % of accounts receivable.

9.   COMMITMENTS AND CONTINGENCIES LEASES

     TCR is currently obliged under a lease through January 2003 for its office space and shop space in Costa Rica. The lease calls for an annual rent of $24,276, due in monthly payments.

     TTI was obliged under a lease for its office space in West Babylon, NY, which expired July 1998 for a minimum annual rental of $13,200. TTI currently occupies this space on a month-to-month basis at a minimum annual rental of $13,800.

     HVT is currently obliged under a lease through December 31, 2000 for its office space and shop space in West Lebanon, NH. The lease calls for monthly lease payments of $3,700.

     Total rental expense under cancellable and noncancellable operating leases was $30,196, $24,920 and $ 13,900 for the years ended September 30, 1999, 1998 and 1997, respectively. For the nine months ending June 30, 2000, total rental expense was $28,107.

     Future minimum lease obligations under non-cancelable leases are as follows:

         For the year ending,

     September 30, 2000                                                 $ 35,376
     September 30, 2001                                                   35,376
     September 30, 2002                                                   24,276
     September 30, 2003                                                    8,092
                                                                        --------
          Total                                                         $103,120
                                                                        --------

10.  COMMON STOCK

                                                     September 30,                 June 30,
                                            1997         1998         1999          2000
                                            ----         ----         ----          ----
     Common stock is as follows:             --           --           --           --
     Common stock, $.0001 par value,
     10,000,000 shares authorized
     Shares issued and outstanding      2,050,751    2,397,351    2,608,118    4,078,785
     Par Value                               $205         $239         $261         $408

     Common Stock:

     During the year ended September 30, 1997, the Company issued 16,001 shares to outside providers of marketing services.

     During the year ended September 30, 1998, the Company issued 58,000 shares for services to outside consultants, as follows:

                                   Number of Shares             Amount
                                   ----------------             ------
          Marketing services         27,000 shares              $27,000
          Technical services         25,000 shares               25,000
          Financial services          4,000 shares                4,000
          Registrar services          2,000 shares                2,000

     During the year ended September 30,1999, the Company issued 72,567 shares to outside consultants, as follows:

          Marketing services         35,067 shares             $326,937
          Legal services             21,000 shares              219,188
          Financial & Administrative
          Services                   16,500 shares               96,593

                 THERMALTEC INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
             AND FOR THE NINE MONTHS ENDED JUNE 30, 2000 (UNAUDITED)


     During the nine months ending June 30, 2000, the Company issued 220,667 shares for services to outside consultants as follows:

         Marketing services       43,041 shares              $ 67,850
         Administrative services  177,626 shares              323,987


     For the year ended September 30, 1998, the Company completed the issuance of 271,600 shares of common stock at various prices of $0.75 to $1.50 per share and carried with them a warrant granting the right to purchase, for each share purchased, an additional share of Thermaltec common stock at a price of $1.00 per share. The warrants expire on January 31, 2001. At September 30, 1999 a total of 108,200 warrants had been exercised for an equal number of shares. The proceeds from the sale of these shares, net of registration fees, totaled $106,949. During the nine months ending June 30, 2000, a total of 1,000 warrants had been exercised for an equal number of shares. The registration fee was waived.

     During the year ended September 30, 1999, the Company issued 30,000 shares of common stock in lieu of cash repayment of a shareholder loan

     On May 31. 1999. the Company authorized the sale of 1,000,000 shares of common stock to be offered in private transactions of 1,000 Units, representing 1,000 shares per Unit. Each Unit consisted of 1,000 Common shares and 650 B Warrants and 500 C Warrants for the purchase of additional shares of the Company. Such offering was filed with the State of New York Department of Law. The Company utilized an exemption from the registration provisions under Regulation D Rule 504. as amended, and sold in those States which permit the offering to take place. The termination date of the offering was March 31, 2000. The exercise once of the Warrants is $1.50 per B Warrant share and $2.00 per C Warrant share, exercisable commencing one year from the date of the subscription agreement for the B Warrant and two years from the date of the subscription agreement for the C Warrant. The B Warrants will expire March 31, 2002 and the C Warrants will expire March 31, 2003. 999,000 shams were subscribed in the offering. There were 649,350 B Warrants and 499,500 C Warrants subscribed. On April 13, 2000, 999,000 shares were issued.

     On June 13, 2000, 250,000 shares were issued as payment for the purchase of High Velocity Technology, Inc.


11.  INCOME TAXES

     No provision for income taxes was recorded during the years ended September 30, 1999, 1998 and 1997, due to net losses being incurred. The Company does not anticipate having taxable income at September 30, 2000 and has not provided for a tax liability on an interim basis. At September 30, 1999, the Company had net operating loss carryforwards for tax purposes of approximately $ 1,800,000, which would expire in 2014.

     The Company's effective tax rate in 1997, 1998 and 1999 differs from the federal statutory rate as a result of a full valuation allowance being provided against gross deferred tax assets.

     Deferred tax assets consist of the following components at:

                                                          September 30:
                                                  1997        1998        1999
                                                  ----        ----        ----
     Net operating loss carryforwards           $252,200    $382,000    $760,900
     Less: valuation allowance                   252,200     382,000     760,900
                                                --------    --------    --------
         Total deferred                         $     --    $     --    $     --
                                                ========    ========    ========


     At September 30, 1999, 1998 and 1997 and at December 31, 1999, the Company provided a full valuation allowance against the gross deferred tax asset since, in management's judgment, it is more likely than not, such benefits will not be realized.

                 THERMALTEC INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
             AND FOR THE NINE MONTHS ENDED JUNE 30, 2000 (UNAUDITED)

12.  GEOGRAPHIC INFORMATION

     The Company's revenues from external customers is derived from the following geographic markets:
                                                                    For the nine
                                            For the year ended      months ended
                                              September 30:            June 30:
                                          1997        1998     1999      2000
                                          ----        ----     ----      ----
United States
(excluding Puerto Rico)             $341,604    $ 91,560    $217,778    $134,257
Costa Rica                           100,660     179,367     191,209      76,794
Puerto Rico                             --         4,919        --          --
Dominican Republic                      --          --          --          --
                                    --------    --------    --------    --------
           Total                    $442,264    $275,846    $408,987    $211,051
                                    ========    ========    ========    ========

13.  SUBSEQUENT EVENTS/MERGERS AND ACQUISITIONS

     On December 11, 1998 the Company entered into an agreement with Solar Communication Group, Inc. (later renamed Camanco Communications, Inc.) of Millville, New Jersey. Under the terms of this agreement, the Company was to increase its number of authorized shares to 70,000,000. The Company would then acquire all of the outstanding shares of Camanco in exchange for 59,500,000 of its shares, with the current shareholders of the Company retaining their existing shares in the Company. The current owners of Camanco would then become the majority shareholders of the Company; this is a process that is sometimes referred to as a "reverse merger". The consummation of the merger was subject to a number of conditions, including the completion of customary due diligence, the receipt of all necessary governmental, regulatory, shareholder and third party approvals as well as the registration of the shares of the Company's common stock to be issued in conjunction with the merger with the SEC and with all appropriate state regulatory authorities.

     On December 13, 1999 Camanco exercised its option under the agreement to terminate the process.


     On January 31, 2000, the Company signed a letter of intent to acquire the assets of Edge Management Inc. Edge Management is a privately-held firm in the Professional Employers Organization industry; it has current annual revenues of $43 million. Upon completion of the due diligence process, the Company chose to withdraw from further negotiations with Edge Management Inc.

     On January 31, 2000, the Company signed a letter of intent to acquire one million shares, representing 10% of the outstanding shares of I(x)
     Partners, Ltd. I(x) based in Salem, NH, is active in the field of information technology, with a special emphasis on developing and enhancing real-time data processing systems by means of the Internet. The acquisition will be effected by the exchange of 200,000 shares of Thermaltec common stock. The completion of the acquisition is subject to the usual due diligence process. Upon completion of the due diligence process on December 14, 2000, the Company chose to withdraw from further negotiations with I(x) Partners.

     On February 4, 2000, the Company signed a letter of intent to acquire the assets of High Velocity Technology Inc., a privately held company in the thermal spray industry. The acquisition was consummated on May 19, 2000 by the exchange of 250,000 shares of Thermaltec common stock and $100,000 in cash for all of the assets of High Velocity.

     On February 14, 2000, the Company signed a letter of intent to acquire the assets of Viaplex Communications, Inc. an Information Technology professional services company with specialized expertise in the design, implementation and support of enterprise multi-service networks and applications. Upon completion of the due diligence process, the Company chose to withdraw from further negotiations with Viaplex.

            [LETTERHEAD OF CAPRARO, CENTOFRANCHI, KRAMER & CO. P.C.]

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors of
High Velocity Technologies, Inc.

We have audited the accompanying balance sheets of High Velocity Technologies, Inc. as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Velocity Technologies, Inc. as of December 31, 1999 and 1998, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.



                   /s/ Capraro, Centofranchi, Kramer and Co., P.C. Capraro, Centofranchi, Kramer and Co., P.C.

South Huntington, New York
August 16, 2000

                         HIGH VELOCITY TECHNOLOGIES, INC
                                 BALANCE SHEETS
                                  DECEMBER 31,




                                     ASSETS


                                                            1999       1998
                                                          --------   --------
CURRENT ASSETS
   Cash                                                   $ 16,553   $ 54,839
   Marketable securities                                      --       20,125
   Accounts receivable                                      42,320     62,872
   Inventories                                             110,626    202,538
                                                          --------   --------


         Total Current Assets                              169,499    340,374
                                                          --------   --------


PROPERTY AND EQUIPMENT, at cost, less accumulated
   depreciation and amortization of $88,969 and $71,602
   for 1999 and 1998, respectively                          84,183    126,619
                                                          --------   --------


OTHER ASSETS
   Due from Officer                                           --       16,992
   Other assets                                              2,250      2,250
                                                          --------   --------


         Total Other Assets                                  2,250     19,242
                                                          --------   --------



                    TOTAL ASSETS                          $255,932   $486,235
                                                          ========   ========


                 See accompanying notes to financial statements.

                         HIGH VELOCITY TECHNOLOGIES, INC
                                 BALANCE SHEETS
                                  DECEMBER 31,


                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                          1999           1998
                                                        ---------      ---------
CURRENT LIABILITIES
   Current portion of long-term debt                    $  26,931      $  32,440
   Notes payable                                           30,000
   Accounts payable and accrued expenses                  190,310        148,145
   Taxes payable                                            1,530         13,167
   Customer deposits                                         --           75,000
                                                        ---------      ---------
         Total Current Liabilities                        248,771        268,752

OTHER LIABILITIES
   Due to Officer                                          30,696           --
   Long-term debt, net of current portion                  74,186         83,938
                                                        ---------      ---------
         Total Liabilities                                353,653        352,690
                                                        ---------      ---------


COMMITMENTS AND CONTINGENCIES


STOCKHOLDERS' EQUITY
   Common stock, no par value,
    1,000,000 shares authorized
     510,000 and 1,000,000 shares
     issued and outstanding                                54,152        122,010
   Retained earnings (deficit)                           (151,873)        11,535
                                                        ---------      ---------

         Total Stockholders' Equity (Deficit)             (97,721)       133,545
                                                        ---------      ---------

                   TOTAL LIABILITIES AND
                          STOCKHOLDERS' EQUITY          $ 255,932      $ 486,235
                                                        =========      =========


                 See accompanying notes to financial statements.

                        HIGH VELOCITY TECHNOLOGIES, INC.
                            STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,


                                                         1999           1998
                                                     -----------    -----------
Sales, net                                           $   538,070    $ 1,149,418

Cost of goods sold                                       501,658        722,500
                                                     -----------    -----------
      Gross profit                                        36,412        426,918

Selling, general and administrative expenses             382,367        372,766
                                                     -----------    -----------
     Income (loss) before other income(expense)         (345,955)        54,152
                                                     -----------    -----------


Other income (expenses):

  Interest expense                                       (14,935)        (8,506)
  Unrealized gain on investments in marketable
    securities                                              --            9,625
  Interest income                                            874            614
  Gain on sale of technology                              70,000
  Gain on sale of assets                                   2,025
  Gain on exchange of marketable securities
     for treasury stock                                   12,875
                                                     -----------    -----------
          Total other income (expenses)                  170,839          1,733
                                                     -----------    -----------


      Income (loss) before income taxes (benefit)       (175,116)        55,885

Income taxes (benefit)                                   (11,708)        11,708
                                                     -----------    -----------
         Net Income (loss)                           $  (163,408)   $    44,177
                                                     ===========    ===========


                 See accompanying notes to financial statements.

                        HIGH VELOCITY TECHNOLOGIES, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                           Number of                   Retained
                                                            Common        Common       Earnings
                                                            Shares         Stock       (Deficit)       Total
                                                          ----------    ----------    ----------    ----------
Balance - December 31, 1997                                  510,000    $       10    $  (32,642)   $  (32,632)

       Issuance of common stock                              490,000       122,000                     122,000

       Net Income for the year ended December 31, 1998                                    44,177        44,177
                                                          ----------    ----------    ----------    ----------


         Balance - December 31, 1998                       1,000,000    $  122,010    $   11,535    $  133,545


        Purchase and retirement of treasury stock           (490,000)      (67,858)                    (67,858)

        Net (loss) for the year ended December 31, 1999                                 (163,408)     (163,408)
                                                          ----------    ----------    ----------    ----------


Balance - December 31, 1999                                  510,000    $   54,152    $ (151,873)   $  (97,721)
                                                          ==========    ==========    ==========    ==========

                 See accompanying notes to financial statements.

                        HIGH VELOCITY TECHNOLOGIES, INC.
                            STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,


                                                                  1999         1998
                                                               ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                            (163,408)      44,177
Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
     Depreciation and amortization                                26,571       41,319
     Unrealized gain on marketable securities                       --         (9,625)
     Realized gain on disposal of property and equipment          (2,025)        --
     Realized gain on marketable securities                     (112,875)        --
     Gain on sale of technology                                  (70,000)        --

   Changes in assets and liabilities (Increase) Decrease in:
     Accounts receivable                                          20,552       35,758
     Inventories                                                  91,912     (118,242)
     Marketable securities                                       133,000      (10,500)
     Other assets                                                   --            691
   Increase (Decrease) in:
     Accounts payable and accrued expenses                        42,165      (60,671)
     Customer deposits                                           (37,500)      25,350
     Taxes payable                                               (11,636)      13,166
                                                               ---------    ---------

   Net cash provided (used) by operating activities              (83,244)     (38,577)
                                                               ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES

   Proceeds from sale of technology                               70,000         --
   Payments made for property and equipment                       (8,402)     (84,672)
   Proceeds from sales of property and equipment                  26,292         --
                                                               ---------    ---------

   Net cash provided (used) by investing activities               87,890      (84,672)
                                                               ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of common stock                           --        122,000
   Proceeds from notes payable                                    30,000         --
Advances from (repayments to) officer                             47,688       (9,238)
   Loan advances (repayments), net                               (52,762)      55,790
   Acquisition of treasury stock                                 (67,858)        --
                                                               ---------    ---------

    Net cash provided (used) by financing activities             (42,932)     168,552
                                                               ---------    ---------

NET INCREASE (DECREASE) IN CASH                                  (38,286)      45,303

CASH AND CASH EQUIVALENTS - BEGINNING                             54,839        9,536
                                                               ---------    ---------

CASH AND CASH EQUIVALENTS - ENDING                             $  16,553    $  54,839
                                                               =========    =========

                 See accompanying notes to financial statements.

                        HIGH VELOCITY TECHNOLOGIES, INC.
                      NOTES TO AUDITED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     ORGANIZATION

     High Velocity Technologies, Inc. ("HVT" or the "Company") was incorporated in 1993 under the laws of the State of New Hampshire. HVT was organized for the purpose of engaging in the manufacture and sale of thermal spray coating equipment to customers in the United States and other countries.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include those relating to inventories and accounts receivable.

     REVENUE RECOGNITION

     Revenue from customer orders is recognized on the accrual basis of accounting when units manufactured, or their components, are completed and shipped.

     CASH AND CASH EQUIVALENTS

     For purposes of the statement of cash flows, the Company includes cash on deposit, money market funds and amounts held by brokers in cash accounts to be cash equivalents.

     ACCOUNTS RECEIVABLE

     Accounts receivable have been adjusted for all known uncollectible sales and an allowance for doubtful accounts has not been provided, as the amount is not considered material.

     INVESTMENTS

     The Company adopted Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company has classified all investment securities as trading securities which are measured at fair value in the financial statements with unrealized gains and losses included in earnings.

     INVENTORY

     Inventory consists of raw materials, work-in-progress, finished goods and used equipment. Raw materials and used equipment are valued at the lower of cost (first-in, first-out) or market. Work-in-progress and finished goods are valued using a process costing analysis that includes capitalized labor and overhead where appropriate.


     PROPERTY, EQUIPMENT AND DEPRECIATION

     Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided by both straight-line and accelerated methods over the estimated useful lives of the assets.

     INTANGIBLE ASSETS

     Organization costs are being amortized on a straight-line basis over sixty months.


                 See accompanying notes to financial statements.

                        HIGH VELOCITY TECHNOLOGIES, INC.
                      NOTES TO AUDITED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



     INCOME TAXES

     The Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes". The Company provides for Federal and state income taxes if and when taxable income, after utilizing available carryforward losses, exceeds certain levels.



2.   SUPPLEMENTAL CASH FLOW INFORMATION

                                                       1999          1998
                                                   ------------   ----------
Cash paid for:
         Interest                                     14,935         8,506
         Income taxes                                   --            --


     Additionally, the Company had non-cash financing activities during the year ended December 31, 1999 of $37,500 resulting from the conversion of a customer advance balance to long-term debt.


3.   MARKETABLE SECURITES

     At December 31, 1998, marketable securities represented one position in a trading account, including an unrealized gain of $9,625, which was included in earnings for the year then ended. The investment was disposed of in 1999.


4.   PROPERTY AND EQUIPMENT

     Major classes of property and equipment consist of the following:

                                                            Estimated useful             December 31,
                                                              life - years            1999           1998
                                                            ----------------       ---------      ----------
     Machinery, equipment and furniture                         5-10               $ 137,526      $ 162,595
     Leasehold improvements                                     5-31.5                19,024         19,024
           Other                                                Various               16,602         16,602
                                                                                   ---------      ---------

                                                                                     173,152        198,221
     Less: accumulated depreciation and amortization                                 (88,969)       (71,602)
                                                                                   ---------      ---------

     Net property and equipment                                                    $  84,183      $ 126,619
                                                                                   =========      =========

     Depreciation and amortization expense was $ 26,571 and $ 41,319 for the years ended December 31, 1999 and 1998, respectively.

5.   NOTES PAYABLE

     The Company has three $10,000 notes with individuals. One note was due on August 4, 1999 and the other two were due on October 19, 1999. All three notes accrue interest at 12% per annum. As of December 31, 1999, all three notes were in default of payment and have been classified as current liabilities. The $10,000 note due August 4, 1999 was subsequently paid, including accrued interest, in the first quarter of 2000.


                 See accompanying notes to financial statements.

                        HIGH VELOCITY TECHNOLOGIES, INC.
                      NOTES TO AUDITED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998





6.   LONG-TERM DEBT

                                                                         1999         1998
                                                                       ---------    ---------
     Various term loans expiring March, 2000
     through November, 2005.  The loans provide for monthly payments of principal and annual interest with rates ranging from 8-9%
     The loans are secured by substantially all assets
     of the Company                                                    $ 101,117    $ 116,378

              Less current maturities                                    (26,931)     (32,440)
                                                                       ---------    ---------

                       Long-term debt                                  $  74,186    $  83,938
                                                                       =========    =========


     As of December 31, 1999, annual maturities of long-term debt for the next five years and thereafter are as follows:

                         December 31,
                         ------------
                            2000                               $  26,931
                            2001                                  24,363
                            2002                                  25,340
                            2003                                   7,805
                            2004                                   8,537
                           Thereafter                              8,141
                                                               ---------

                                 Total                         $ 101,117
                                                               =========



7.   SALES TO MAJOR CUSTOMERS

     During 1999, four customers, collectively, accounted for approximately 69% of the Company's sales, each of which were in excess of 10% of the Company's sales. During 1998, two customer s accounted for approximately 24% and 10% of the Company's sales. In addition, as of December 31, 1999 and 1998, four customers accounted for approximately 86% and 81%, of the accounts receivable balance, respectively.


8.   COMMITMENTS AND CONTINGENCIES

     LEASES

     HVT is obligated for its New Hampshire office and manufacturing facility under the terms of a non-cancelable lease that expires in September, 2001. Monthly rental payments are approximately 3,450 plus a 5% annual escalation and monthly charges for utilities. The total minimum monthly payments through the end of the lease term are approximately $76,500.

     The following is a schedule by year of future minimum lease obligations under all noncancellable operating leases:

                  For the year ending December 31,

                                                  2000             $  42,911
                                                  2001                33,656
                                                                     -------
                                                                   $  76,567

     Total rental expense under this non-cancelable lease was $49,381 and $43,458 for the years ended December 31, 1999 and 1998, respectively.


                 See accompanying notes to financial statements.

                        HIGH VELOCITY TECHNOLOGIES, INC.
                      NOTES TO AUDITED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998





9.   COMMON STOCK / STOCK SPLIT

     In 1998, the Company issued 49 shares of common stock, which represented a 49% interest in HVT, to an individual for $122,000. During April, 1999, the Company approved and effected a 10,000 for 1 stock split. In June, 1999, the Company acquired the 490,000 post-split common shares in exchange for its investment in tradable securities plus related common stock warrants. The acquired shares where immediately retired to treasury as authorized and unissued. (See also SUBSEQUENT EVENTS, Sale of Business)

10.  INCOME TAXES

     A credit provision for income taxes was recorded for the year ended December 31, 1999 to the extent of prior year accrual for federal and state income taxes. At December 31, 1999, the Company had a net operating loss carryforward for income tax purposes of approximately $163,000, which would expire in 2015.

     Income tax expense for the year ended December 31,1998 was $11,708.

     The Company's effective tax rate for 1999 differs from the federal statutory rate as a result of a valuation allowance being provided against the gross deferred tax asset.

     Deferred tax asset consisted of the following components at December 31, 1999:


                                                                         1999
                                                                       --------

     Net operating loss carryforwards                                  $ 65,000
              Less: valuation allowance                                 (65,000)
                                                                       --------

       Total deferred tax asset                                        $   --
                                                                       ========


     At December 31, 1999, the Company provided a full valuation allowance against the gross deferred tax asset since, in management's opinion, it is more likely than not, such benefits may not be realized during the carryforward period.


11.  SUBSEQUENT EVENT

     In May, 2000, the remaining shareholder of the Company agreed to sell 100% of his interest in HVT for cash plus common stock of the acquiring company.


12.  GOING CONCERN

     These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The accompanying financial statements show that current liabilities exceed current assets by approximately $79,000 and that total liabilities exceed total assets by approximately $98,000.

     The Company has received a formal financing arrangement with its new Parent Company for up to $170,000 of funding to cover the payment of existing short-term notes and outstanding trade payables. Through June 30, 2000, the Company has received advances of approximately $127,000 against such financing arrangement. Based on this fact, Management believes that there is sufficient reason for the Company to be considered as a going concern.


                 See accompanying notes to financial statements.

                         HIGH VELOCITY TECHNOLOGIES, INC
                                  BALANCE SHEET
                                 MARCH 31, 2000
                                   (UNAUDITED)


                                     ASSETS


CURRENT ASSETS

  Cash                                                          $ 18,538
  Marketable securities                                             --
  Accounts receivable                                             46,976
  Inventories                                                     60,004
                                                                --------

        Total Current Assets                                     125,518


PROPERTY AND EQUIPMENT, at cost, less accumulated
  depreciation and amortization of $93,311                        79,841


OTHER ASSETS

  Other assets                                                     2,250
                                                                --------

                   TOTAL ASSETS                                 $207,609
                                                                ========

                 See accompanying notes to financial statements.

                         HIGH VELOCITY TECHNOLOGIES, INC
                                  BALANCE SHEET
                                 MARCH 31, 2000
                                   (UNAUDITED)


                      LIABILITIES AND STOCKHOLDERS' EQUITY



CURRENT LIABILITIES

  Current portion of long-term debt                               $  18,829
  Notes payable                                                      20,000
  Accounts payable and accrued expenses                             170,689
  Taxes payable                                                      10,472
  Customer deposits                                                    --
                                                                  ---------

        Total Current Liabilities                                   219,990


OTHER LIABILITIES
  Due to Officer                                                     26,613
  Long-term debt, net of current portion                             74,186
                                                                  ---------

        Total Liabilities                                           320,789
                                                                  ---------

STOCKHOLDERS' EQUITY

  Common stock, no par value,
       1,000,000 shares authorized
       510,000 shares issued and outstanding                         54,152
          Retained earnings (deficit)                              (167,332)
                                                                  ---------

        Total Stockholders' Equity (Deficit)                       (113,180)
                                                                  ---------

                  TOTAL LIABILITIES AND
                         STOCKHOLDERS' EQUITY                     $ 207,609
                                                                  =========

                 See accompanying notes to financial statements.

                        HIGH VELOCITY TECHNOLOGIES, INC.
                            STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999
                                   (UNAUDITED)



                                                            2000          1999
                                                        ---------       -------

Sales, net                                              $ 222,850       157,325

Cost of goods sold                                        150,110       139,075
                                                        ---------       -------

      Gross profit                                         72,740        18,250

Selling, general and administrative expenses               85,911        59,309
                                                        ---------       -------

      Income(loss) before other income(expense)           (13,171)      (41,059)
                                                        ---------       -------

Other income(expenses):

  Interest expense                                         (2,288)       (3,515)


          Total other income (expenses)                   (15,459)      (44,574)
                                                        ---------       -------

      Income (loss) before income taxes (benefit)         (15,459)      (44,574)


      Income taxes (benefit)                                 --            --
                                                        ---------       -------

         Net Income (loss)                              $ (15,459)    $ (44,574)
                                                        =========     =========


                 See accompanying notes to financial statements.

                        HIGH VELOCITY TECHNOLOGIES, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                    FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                   (UNAUDITED)

                                                              Number of                        Retained
                                                               Common           Common         Earnings
                                                               Shares           Stock          (Deficit)          Total
                                                               -------        ---------        ---------        ---------
   Balance - December 31, 1999                                 510,000        $  54,152        $(151,873)       $ (97,721)

Net (loss) for the three months ended March 31, 2000                                             (15,459)         (15,459)
                                                               -------        ---------        ---------        ---------

   Balance- March 31, 2000                                     510,000        $  54,152        $(167,332)       $(113,180)
                                                               =======        =========        =========        =========

                 See accompanying notes to financial statements.

                        HIGH VELOCITY TECHNOLOGIES, INC.
                            STATEMENTS OF CASH FLOWS
                      FOR THE THREE MONTHS ENDED MARCH 31,
                                   (UNAUDITED)


                                                                           2000                  1999
                                                                         --------              --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                       (15,459)              (44,574)
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
    Depreciation and amortization                                           4,342                 6,191
  Changes in assets and liabilities (Increase) Decrease in:
          Accounts receivable                                              (4,656)                5,076
    Inventories                                                            50,622                26,194
  Increase (Decrease) in:
    Accounts payable and accrued expenses                                 (19,621)                3,209
    Taxes payable                                                           8,942               (11,636)
                                                                         --------              --------

  Net cash provided (used) by operating activities                         24,170               (15,540)
                                                                         --------              --------

CASH FLOWS FROM INVESTING ACTIVITIES
  Payments made for property and equipment                                   --                  (3,613)
                                                                         --------              --------

  Net cash provided (used) by investing activities                           --                  (3,613)
                                                                         --------              --------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock                                     --                    --
  Repayment of notes payable                                              (10,000)                 --
  Repayment to officer                                                     (4,083)                 --
  Loan advances (repayments), net                                          (8,102)              (14,420)
                                                                         --------              --------

    Net cash provided (used) by financing activities                      (22,185)              (14,420)
                                                                         --------              --------

NET INCREASE (DECREASE) IN CASH                                             1,985               (26,347)

CASH AND CASH EQUIVALENTS - BEGINNING                                      16,553                54,839
                                                                         --------              --------

CASH AND CASH EQUIVALENTS - ENDING                                       $ 18,538              $ 28,492
                                                                         ========              ========

                 See accompanying notes to financial statements.

                        HIGH VELOCITY TECHNOLOGIES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 1999


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     ORGANIZATION

     High Velocity Technologies, Inc. ("HVT" or the "Company") was incorporated in 1993 under the laws of the State of New Hampshire. HVT was organized for the purpose of engaging in the manufacture and sale of thermal spray coating equipment to customers in the United States and other countries.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include those relating to inventories and accounts receivable.

     REVENUE RECOGNITION

     Revenue from customer orders is recognized on the accrual basis of accounting when units manufactured, or their components, are completed and shipped.

     CASH AND CASH EQUIVALENTS

     For purposes of the statement of cash flows, the Company includes cash on deposit, money market funds and amounts held by brokers in cash accounts to be cash equivalents.

     ACCOUNTS RECEIVABLE

     Accounts receivable have been adjusted for all known uncollectible sales and an allowance for doubtful accounts has not been provided, as the amount is not considered material.

     INVESTMENTS

     The Company adopted Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company has classified all investment securities as trading securities which are measured at fair value in the financial statements with unrealized gains and losses included in earnings.

     INVENTORY

     Inventory consists of raw materials, work-in-progress, finished goods and used equipment. Raw materials and used equipment are valued at the lower of cost (first-in, first-out) or market. Work-in-progress and finished goods are valued using a process costing analysis that includes capitalized labor and overhead where appropriate.


     PROPERTY, EQUIPMENT AND DEPRECIATION

     Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided by both straight-line and accelerated methods over the estimated useful lives of the assets.

     INTANGIBLE ASSETS

     Organization costs are being amortized on a straight-line basis over sixty months.


                                   (continued)

                        HIGH VELOCITY TECHNOLOGIES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 1999


     INCOME TAXES

     The Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes". The Company provides for Federal and state income taxes if and when taxable income, after utilizing available carryforward losses, exceeds certain levels.


2.   SUPPLEMENTAL CASH FLOW INFORMATION

                                      2000           1999
                                      ----           ----
     Cash paid for:
        Interest                     4,116          2,286
        Income taxes                    --             --


3.   PROPERTY AND EQUIPMENT

     Major classes of property and equipment consist of the following:

                                                   Estimated useful   March 31,
                                                     life - years       2000
                                                                      --------
     Machinery, equipment and furniture                     5-10      $137,526
     Leasehold improvements                               5-31.5        19,024
        Other                                            Various        16,602
                                                                      --------
                                                                       173,152
     Less: accumulated depreciation and amortization                   (93,311)
                                                                      --------

     Net property and equipment                                       $ 79,841
                                                                      ========

     Depreciation and amortization expense was $ 4,342 and $ 6,191 for the three months ended March 31, 2000 and 1999, respectively.

4.   NOTES PAYABLE

     The Company has two $10,000 notes with individuals. Both were due on October 19, 1999. Both notes accrue interest at 12% per annum. As of March 31, 2000, both notes were in default of payment and have been classified as current liabilities.

                                   (continued)

                        HIGH VELOCITY TECHNOLOGIES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 1999


5.   LONG-TERM DEBT

                                                                  2000
                                                                  ----
     Various term loans expiring through November, 2005.
     The loans provide for monthly payments of principal
     and annual interest with rates ranging from 8-9%.
     The loans are secured by substantially all assets
     of the Company                                            $ 93,015

          Less current maturities                               (18,829)
                                                               --------

               Long-term debt                                  $ 74,186
                                                               ========

     As of March 31, 2000, annual maturities of long-term debt for the next five years and thereafter are as follows:

           December 31,
              2000                                             $ 18,829
              2001                                               24,363
              2002                                               25,340
              2003                                                7,805
              2004                                                8,537
              Thereafter                                          8,141
                                                               --------

                 Total                                         $ 93,015
                                                               ========

                          Unaudited Condensed Pro-Forma
                      Consolidated Statement of Operations
                     For the Year Ending September 30, 1999


                                                                  Historical                            Pro-Forma
                                                        ------------------------------        ------------------------------
                                                        Thermaltec        High Velocity
                                                       International       Technology
                                                           Corp.               Inc.           Adjustments        Consolidated
                                                        -----------        -----------        -----------        -----------
Net Sales                                               $   408,987        $   538,070        ($      405)       $   946,652
Cost of Goods Sold                                          316,257            501,658               (201)           817,714
                                                        -----------        -----------        -----------        -----------
      Gross Profit                                           92,730             36,412               (204)           128,938

Selling,General & Administrative Expense*                 1,051,334            382,367             45,072          1,478,773
                                                        -----------        -----------        -----------        -----------

      Income (loss) Before Other Income(loss)              (958,604)          (345,955)           (45,276)        (1,349,835)
                                                        -----------        -----------        -----------        -----------

Other Income(loss)                                           (1,330)           182,547                  0            181,217
                                                        -----------        -----------        -----------        -----------

      Net Income (loss)                                 ($  959,934)       ($  163,408)       ($   45,276)       ($1,168,618)
                                                        ===========        ===========        ===========        ===========

      * Includes Goodwill Amortization of $45,072.

                          Unaudited Condensed Pro-Forma
                      Consolidated Statement of Operations
                 For the Nine-month Period Ending June 30, 2000


                                                                 Historical                            Pro-Forma
                                                       ------------------------------        ------------------------------
                                                        Thermaltec       High Velocity
                                                      International       Technology
                                                        Corp. (1)           Inc.(2)         Ajdustment(3)       Consolidated
                                                       -----------        -----------        -----------        -----------
Net Sales                                              $   211,051        $   391,184                           $   602,235
Cost of Goods Sold                                         209,250            232,754                               442,004
                                                       -----------        -----------        -----------        -----------
      Gross Profit                                           1,801            158,430                  0            160,231

Selling,General & Administrative Expense                   852,873            211,091             33,804          1,097,768
                                                       -----------        -----------        -----------        -----------

      Income (loss) Before Other Income(loss)             (851,072)           (52,661)           (33,804)          (937,537)

Other Income(loss)                                          (9,084)                 0                                (9,084)
                                                       -----------        -----------        -----------        -----------

      Net Income (loss)                                ($  860,156)       ($   52,661)       ($   33,804)       ($  946,621)
                                                       ===========        ===========        ===========        ===========

(1) Includes operating results of High Velocity Technology, Inc. after May 19,2000.

(2) Operating results of High Velocity Technology Inc. from October 1, 1999 through May 19, 2000.

(3) Includes Goodwill Amortization for the period October 1, 1999 through May 19, 2000

         UNAUDITED PRO-FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro-forma condensed consolidated financial statements give effect to the merger of High Velocity Technology Inc. into Thermaltec International Corp., which occurred on May 19, 2000.The pro-forma financial statements are presented for illustrative purposes only, and therefore are not necessarily indicative of the operating results and financial positions that might have been achieved had the transaction occurred as of an earlier date, nor are they necessarily indicative of operating results and financial positions which may occur in the future.

     The condensed historical statements of operations for the periods presented are derived from the historical financial statements of High Velocity Technology Inc. and Thermaltec International Corp. and should be read in conjunction with their financial statements, which are included elsewhere herein. The historical financial statements have been prepared in accordance with generally accepted accounting principles and, in the opinion of the respective managements of High Velocity Technology Inc. and Thermaltec International Corp., include all adjustments necessary for a fair presentation of financial information for such periods.

     A pro-forma condensed consolidated statement of operations is provided for the year ended September 30, 1999, giving effect to the transaction as if it had been consummated on that date. For the sake of illustration, the statement of operations of Thermaltec International Corp. for the year ended that date has been combined with that of High Velocity Technology Inc. for the same period.

     The pro-forma statement of operations for the consolidated group for the interim period ended June 30, 2000 contains the nine-month fiscal year-to-date results of Thermaltec International Corp., including the results of operations of High Velocity Technology Inc. for the one month of operations since the merger; in addition, and for illustrative purposes, the results of operations of High Velocity Technology Inc. for the eight-month period from October 1, 1999 through May 19, 2000 are separately presented in the pro-forma statement.

     For comparative purposes, the pro-forma statement of operations for the year ended September 30, 1999 and for the nine-month period ending June 30, 2000 reflect a charge for goodwill amortization based upon an excess of purchase price for High Velocity Technologies in excess of book value of $450,772. The goodwill is being amortized on a straight-line basis over a life of ten years.

                               ITEM 27 - EXHIBITS

                                Index to Exhibits


       EXHIBITS

    SEC REFERENCE      TITLE OF DOCUMENT                     LOCATION
       NUMBER

         3.1           Articles of Incorporation             Previously filed

         3.2           Amendment to Articles of              Previously filed
                       Incorporation

         3.3           Additional Amendment to               Previously filed
                       Articles of Incorporation

         3.4           Bylaws                                Previously filed

        10.1           Lease Agreement on the Premises       Previously filed
                       Babylon, NY

         10.2          Lease Agreement on the Premises       Previously filed
                       Costa Rica

         10.3          Letters of Intent                     Previously filed

         10.4          New York State Thruway                Previously filed
                       Authority Thermal Spraying
                       Specification (Expanded)

         10.5          Dividend Letter Panama Industries     Previously filed

         10.6          NYSERDA Contract                      Previously filed

         10.7          NY State Contracter                   Previously filed
                       Authorization Letter

         10.8          1 Partners cancellation               Previously filed
                       Letter

         11.1          Statement re: Computation             Previously filed
                       of per share earnings

         27.1          Financial Data Schedule               Previously filed

                                   SIGNATURES

         In accordance with Section 12 of the Securities Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)                              THERMALTEC INTERNATIONAL, CORP.

Date: January 30, 2001                 By /s/ Andrew Mazzone
      ----------------                    ------------------------------------
                                          Andrew Mazzone, President and
                                          Chairman of the Board of Directors
                                          Principal Financial Officer
                                          Principal Accounting Officer